## Annual Report

## *American Enterprise Fund*
## *American Opportunities Fund*
## *International Fund*

**October 31, 2002**

FOR CURRENT PERFORMANCE, NET ASSET VALUE, OR FOR ASSISTANCE WITH YOUR ACCOUNT, PLEASE CONTACT THE FUNDS FAMILY AT 800-811-0535 OR VISIT OUR WEB SITE AT WWW.THOMASWHITE.COM.



### INVESTMENT ADVISER AND ADMINISTRATOR

**Thomas White International, Ltd.**
440 S. LaSalle Street, Suite 3900
Chicago, Illinois 60605-1028

### CUSTODIANS

**The Northern Trust Company**
Chicago, Illinois
**U.S. Bank, N.A.**
Milwaukee, Wisconsin

### LEGAL COUNSEL

**Dechert**
Washington, DC

### INDEPENDENT ACCOUNTANTS

**PricewaterhouseCoopers LLP**
Chicago, Illinois

### TRANSFER AGENT

**U.S. Bancorp Fund Services LLC**
Milwaukee, Wisconsin


*Thomas White Funds Family*
*Lord Asset Management Trust*

# The Thomas White Funds Family

## Capturing Value Worldwide [SM]



Thomas White is the Funds' President and Portfolio Manager. He has been an investment professional since joining Goldman Sachs in 1966. His interests have always been global. As a boy he grew up around the world, living and traveling throughout Europe, North America and the Far East before graduating from Duke University in 1965. Over his thirty-five years as an investment manager, he has been with Lehman Brothers, Blyth Eastman Dillon and until 1992, fourteen years with Morgan Stanley. At Morgan Stanley, he was a Managing Director and the Chief Investment Officer for the firm's American valuation-oriented equity investing.

Together with the organization's team of seasoned domestic and international analysts, Mr. White directs the management of portfolio investments in Europe, Africa, North America, Latin America, Japan and Asia. The firm's research division, the Global Capital Institute, produces monthly publications that provide investment advice on the relative attractiveness of nearly 4,000 common stocks in forty-eight countries. These are purchased by major institutional asset management organizations worldwide.

**THE FOLLOWING LETTER WAS WRITTEN BY MR. WHITE, THE FUNDS' PRESIDENT:**

December 31, 2002

Dear Friends,

Our growing family will celebrate its ninth birthday next June. Thomas White International's professionals are committed to bring you strong, stable equity performance. We have accomplished this in a wide spectrum of environments, starting with the steady growth of the nineties, then the technology bubble of 1999-2000 and its aftermath, the longest post-war market decline. We now feel that both the economy and the market are in a mild, but distinct, recovery.

Our objective as professionals is to assist our shareholder/clients to successfully reach their long-term investment goals.

Many of you have visited our office in Chicago and met the men and women who manage your assets. We feel personal meetings promote a rapport that is mutually beneficial. We also encourage shareholder calls to discuss the funds and general market conditions. This dialogue is an integral part of being your investment advisor. Please call me, Doug Jackman or David Sullivan in Chicago at 312-663-8300.

**Investment Perspective**

We believe that maintaining a realistic investment perspective is an important component of successful investing. This is especially true for equities, the most volatile of major asset classes. Even though most large business organizations are relatively stable over time, their stocks' annual returns tend to vary quite widely. This is because investors exaggerate the importance of short-term events. Accordingly, long-term investors must be patient with interim market swings. The meteoric rise of technology and other growth stocks in

*"Houses are best built on stone, not sand. Our thorough stock selection approach emphasizes the use of time-tested, fundamental valuation measurements and analyst judgement. The objective is to determine a company's intrinsic business worth"*

*"Our research division, the Global Capital Institute, is leading the asset management industry in the development of techniques to successfully value modern global companies."*

1999-2000 followed by their collapse in 2000-2002 is a recent example of investor behavior.

To assist shareholders in their efforts to maintain a realistic investment perspective, we provide shareholders with annual projections of equity returns for the next ten years. We also project the frequency and depth of bear markets over this period. These estimates represent probable general market returns, and of course, can vary widely in their eventual accuracy. They are based on the historical relationship between returns and initial stock valuations since 1926 in the United States. Since most stocks, given the current low level of inflation, are approaching their fair valuations, this year's equity return estimate is close to the long-term return average of 11% for equities since 1926.

Our coming decade equity return estimate for 2003-2012 has risen from last year's 8% to 9%. With ten-year government bonds yielding just only 4%, this suggests an extra 5% expected return in equities. This is up from 3% last year since the strong 2002 bond market has left them expensive. The long-term average return difference between stocks and bonds is 3.5%.

History also suggests that there will be two bear market declines in the next ten years, and that they should each fall roughly 32%. Since accurate market timing is wishful thinking, investors must endure these interim speed bumps. We are emerging from the first worldwide bear market since 1990. The decline started in March or September of 2000, depending on the index. The markets rallied this year from a July bottom, fell to a new low in October and are now advancing. While this run up is typical for the season, we believe it is the start of a new bull market.

## The Business Outlook

After a strong third quarter where the GNP grew 4%, pockets of weakness are appearing again. Manufacturing has slipped back into a contracting mode again and with it employment growth is flat. The economy's stalwarts, the consumers, are slowing down their car purchases and other retail items, but they are still taking advantage of low interest rates and buying housing. With these disappointments, GNP growth will fall to 1.5% this quarter. This uneven pattern is typical of an early recovery and does not seriously suggest a double-dip recession.

We expect this mild pattern to continue into the winter-spring of 2003. The hope is for the consumer to continue to support the economy until capital spending finally rekindles. This means another couple of quarters with 2% GNP growth. Capital spending will follow the manufacturing recovery by midyear.

The recovery needs consumer and business confidence. The possible war with Iraq, terrorism and the Palestinian-Israeli conflict all weigh heavily on investors, as well as, expansion and hiring decisions. The President, with his new control of the Senate, should push for tax cuts and spending increases this spring to stimulate the economy.

## Portfolio Strategy

After several years of declining markets, funds' portfolios continue to be shifted into industry mixes and stocks that are less defensive and more appropriate for the stronger business recovery we envision in mid 2003. We believe the companies that we own are currently undervalued and should produce strong returns as the economy recovers.

In the recent distressing environment and difficult stock market, it is important that investors stay the course. As your advisor, we continue to execute our investment process in a consistent, business-like manner. We believe that equity investing rewards the patient investor who uses disciplined, time-tested valuation techniques and has realistic long-term goals.

All of us at the *Thomas White Funds Family* appreciate your support and hope to bring you better returns in the coming year.

Thomas S. White, Jr.
President

## THE *THOMAS WHITE FUNDS FAMILY*

*The American Enterprise Fund* (large-cap value)
*The American Opportunities Fund* (mid-cap value)
*The International Fund* (foreign equities)

Mutual fund investors and their advisors have grown increasingly sophisticated in the management of retirement accounts. Funds are allocated by their investment style, cap size and between domestic and foreign stocks. The objective of this careful diversification is smoother performance. The *Thomas White Funds* described below should be used as individual components within an investor's total investment portfolio:

**THE *FUNDS* HAVE IDENTICAL GOALS**

The investment objectives of the *American Enterprise, American Opportunities* and *International Funds* are to achieve long-term capital growth.

### I. The *International Fund*

We believe globalization will accelerate in the next decade. This trend started with the demise of the Soviet Union as a superpower and will speed up with the growing availability of the Internet worldwide.

The *Fund* is designed to represent the international equity component of an investor's portfolio of funds. It owns a broadly diversified list of undervalued common stocks located in all the major global industries. These securities are also widely diversified by geographical region and in both developed market and emerging market countries.

In August of 1998, Forbes Magazine honored the *International Fund* by placing it in their *International Stock Funds "Best Buy List."* We were the youngest of the twelve world funds making this list.

**THE *THOMAS WHITE FUNDS'* INVESTMENT PHILOSOPHY**

I. Superior returns can come from properly harnessing the high potential inherent within undervalued companies.

II. A valuation-oriented investment approach can capture this potential while maintaining a lower risk profile.

III. Management emphasizes owning broadly diversified portfolios of undervalued companies that have solid cash flows, attractive growth potentials and appropriately conservative balance sheets.

IV. The Advisor adheres to a long-term investment approach, and it does not attempt to project short-term changes in the general market.

### II. The *American Enterprise Fund*

The *American Enterprise Fund* is designed to represent the large-cap value portion of our client's US equities.

### III. The *American Opportunities Fund*

The *American Opportunities Fund* is designed to represent the mid-cap value portion of our client's US equities. Both of our American Funds seek to obtain superior long-term returns while attempting to limit in-

**THE WORLD HAS CHANGED.**

**ADDING AN INTERNATIONAL FUND TO U.S. EQUITY HOLDINGS OFFERS THE POTENTIAL FOR BOTH IMPROVED PERFORMANCE AND SMOOTHER RETURNS.**

**GLOBAL STOCK MARKET ALLOCATION**

| | Dec 1970 | Dec 1980 | Dec 1990 | Dec 2000 | Oct 2002 |
|---|---|---|---|---|---|
| **Developed Markets** | | | | | |
| Canada | 4% | 3% | 2% | 2% | 2% |
| Europe | 22% | 23% | 25% | 28% | 26% |
| Pacific | 8% | 16% | 27% | 14% | 14% |
| United States | 66% | 57% | 43% | 52% | 52% |
| **Emerging Markets** | .2% | .8% | 3% | 4% | 6% |
| | 100% | 100% | 100% | 100% | 100% |
| Global Market Value ($trillions) | $2.0 | $4.1 | $8.2 | $26.9 | $22.4 |

*There has been growth in the relative size of developed and emerging markets outside the United States since 1960. This means investors can now choose to employ wider diversification in the design of their equity portfolios.*

*Thomas White suggests shareholders hold both its American Funds and its International Fund to obtain smoother returns.*

*History shows that broad global diversification has lowered the volatility associated with single country portfolios.*

Source: Global Capital Institute

vestment risk. The portfolios are constructed to take full advantage of our research department's ability to discover attractive investment opportunities in each major business sector within the United States. History shows that careful industry and company diversification can help lower portfolio volatility and reduce risk during difficult market environments.

The *American Enterprise Fund* uses a valuation-driven large-cap investment style and will select most of its stocks from those in the Russell 1000 Index. These companies range in market capitalizations from roughly $1 to $382 billion.

The *American Opportunities Fund* will use a valuation-driven mid-cap investment style and will select most of its stocks from the 800 companies in the Russell Midcap Index. These stocks range in market capitalizations from roughly $1 to $15 billion.

The two American Funds are designed to complement each other. The *American Enterprise Fund* will tend to have superior returns during periods where larger stocks are outperforming. The *American Opportunities Fund* will tend to have superior returns during periods where smaller stocks outperform.

## THE FUNDS ARE INVESTOR FRIENDLY

The Funds are 100% no-load, a distinct advantage since sales charges and 12b-1 fees reduce a shareholder's return. Each Fund has average or below average total expenses, in relation to their peers, and attempts to maintain low portfolio turnover, which is tax-efficient. In addition to managing mutual funds, our asset management division runs US large-cap, small-cap and fixed-income portfolios for clients. All of our investment asset classes use our traditional valuation-oriented investment approach.

## THE FUNDS HAVE COMMON OBJECTIVES

The common goals of the *Thomas White Funds* are to provide our shareholders with solid performance and above average portfolio stability.

We attempt to design funds that give shareholders a comfortable ride, in the roller coaster world of equities. Shareholders that can "stay the course" and maintain a well-thought-out, long-term strategy, have traditionally done well in investing. Nervous equity investors tend to make mistakes they regret later.

How do we invest the portfolio and structure the funds to accomplish our goals of both strong and stable performance?

First, in terms of portfolio design, we select stocks on the basis of how they will perform in both rising and declining markets. Our 100%-owned research unit, the *Global Capital Institute*, provides an ongoing flow of attractive stocks in most every industry and country. This gives us the ability to construct carefully diversified portfolios. Owning undervalued companies in all of the major industries or countries can moderate the disruption caused by unpredictable business and market cycles. Strong and weak sectors tend to offset each other, producing smoother overall performance, as well as the value added which comes from owning undervalued stocks.

Second, in designing the fund's structure, we try to attract and serve the prudent, long-term investor and discourage speculators. Please note the information in "Designing a Lifetime Investment Plan" and "The Power of Long-Term Investment Plans" located in the front section of the *Funds'* prospectus. Our *Funds* are ideal for these sort of lifetime savings plans. There is another advantage of having shareholders who are long-term investors. Long-term shareholders produce fewer fund redemptions, which means lower portfolio turnover in the *Funds*. A stable shareholder base also allows us to hold less liquidity-related cash, which can improve long-term performance.

Third, we encourage shareholders to develop confidence in our advice. Working with a trusted advisor increases the likelihood of investment success. We take great pride as professionals in assisting shareholders in reaching their investment goals. We know that our clients' accomplishments depend on their knowledge, planning and self-discipline. Accordingly, we attempt to focus our regular shareholder communications in these areas.

Finally, we send out special letters during periods of market turmoil. These are normally delivered in a timely fashion by fax or e-mail. Shareholder response to this form of communication has been quite enthusiastic. A complete set of past shareholder letters and reports are available at our website, www.thomaswhite.com or by calling 1-800-811-0535.

**"The common goals of the *Thomas White Funds* are to provide our shareholders with solid performance and above average portfolio stability. . .**

**Shareholders that can 'stay the course' and maintain a well thought out, long-term strategy, have traditionally done well in equities."**

| *THOMAS WHITE AMERICAN ENTERPRISE FUND*<br>**TOP TEN HOLDINGS**<br>**ON OCTOBER 31, 2002**<br>**BASED ON TOTAL NET ASSETS** | |
|---|---|
| *Company*<br>*Industry* | *% of Total*<br>*Net Assets* |
| **Phillip Morris Companies, Inc.**<br>Consumer Staples | **3.2%** |
| **AT&T Corp**<br>Communications | **2.9%** |
| **Berkshire Hathaway "B"**<br>Insurance | **2.3%** |
| **Citigroup Inc.**<br>Banking | **2.3%** |
| **Freddie Mac**<br>Financial Diversified | **2.2%** |
| **Kraft Foods, Inc.**<br>Consumer Staples | **2.1%** |
| **ConocoPhillips**<br>Energy | **2.1%** |
| **Illinois Tool Works, Inc.**<br>Industrial | **1.9%** |
| **Fannie Mae**<br>Financial Diversified | **1.8%** |
| **FedEx Corporation**<br>Transportation | **1.8%** |

***Thomas White American Enterprise Fund***
**Large-Cap Value Style** **Ticker: TWAGX**

The American Enterprise Fund employs our organization's traditional valuation-oriented investment style and focuses its large-cap stock selection among the companies in the Russell 1000 Index. These companies range in market capitalizations from roughly $1 to $382 billion. The fund also purchases some attractive smaller-cap stocks. Given that our security analysts regularly value over 2300 domestic companies, this selection flexibility allows the portfolio manager to buy any of the investment opportunities they discover. Despite this flexibility, the fund intends to maintain an average cap size that consistently places it in the large-cap category of funds as defined by Morningstar.

**Performance**

The *Thomas White American Enterprise Fund* returned -19.8% over the last six months through October, versus the Russell 1000 Value Index (-17.4%) and the S&P 500 Index (-17.0%). The equivalent returns over the last twelve months are -13.3% versus -10.0% and -15.1%. Since its inception, the Fund has returned an annualized -2.9% return. This compares to the Russell 1000 Value Index (-0.6%) and the S&P 500 Index (-4.0%).

**Investment Strategy**

There are several approaches portfolio managers can use in attempting to outperform their benchmarks. Some vary their cash levels; usually in an effort to correctly time market declines. Given our attitude that market timing cannot consistently add value, we maintain minimal cash levels.

Another approach is referred to as industry rotation, or market timing of industries. To be successful here, one needs to be good at forecasting movements in the business cycle, interest rates and the movement of commodity prices accurately. While we regularly discuss our analysis of the economy and have expectations of its direction, we do not value stocks in a way that depends on our forecasts being correct. Indeed, we

buy economically sensitive companies when the consensus economic forecast suggests that we should not. We do this because this is when the stocks sell at the greatest discount to their long-term value. Short-term thinking creates undervalued opportunities. We accept possible short-term underperformance in a stock in order to obtain solid outperformance in the long-term.

If we do not market time or time movements of industries, how do we add value? The answer is that we stress accurate stock selection within every major industry. Our security analysts have developed valuation techniques to aid them in selecting the stock that will outperform its industry peers. Our valuation tools vary with each industry. Our organization's long experience in following this approach gives us great confidence in its success. In the end, our expertise within each industry, gives us the capability of creating a much more diversified portfolio than most other portfolio managers.

With the S&P 500 Index down 15.1% over the last twelve months, there are many new undervalued opportunities. In our focus on new bargain-priced stocks, the portfolio is gradually shifting away from more defensive companies toward those currently depressed by the weak economy.

**Our Current Portfolio**

As is our traditional policy, we are fully invested and are maintaining broad industry diversification in order to achieve our objective of portfolio stability. The Fund currently owns 99 attractively priced businesses spanning every economic sector and major industry. As of October 31, the Fund's wide diversification was confirmed by the fact that its top ten holdings represented just 22.6% of its total net assets.

In conclusion, the Fund represents a diversified portfolio of undervalued large-cap securities with attractive futures and solid balance sheets. We have every confidence that these equities will enjoy strong relative performance reflecting the economic recovery we anticipate occurring in 2003.

| *THOMAS WHITE AMERICAN ENTERPRISE FUND* **INDUSTRY DISTRIBUTION ON OCTOBER 31, 2002 BASED ON LONG-TERM SECURITIES** | |
|---|---|
| **Aerospace** | **0.3%** |
| **Banking** | **10.4%** |
| **Building** | **0.8%** |
| **Capital Goods** | **0.3%** |
| **Chemicals** | **1.2%** |
| **Communications** | **5.1%** |
| **Consumer Durables** | **2.2%** |
| **Consumer Retail** | **5.3%** |
| **Consumer Staples** | **11.2%** |
| **Energy** | **6.1%** |
| **Financial Diversified** | **9.4%** |
| **Forest & Paper** | **0.5%** |
| **Health Care** | **7.3%** |
| **Industrial** | **4.0%** |
| **Insurance** | **3.8%** |
| **Metals & Mining** | **0.3%** |
| **Services** | **21.8%** |
| **Technology** | **6.6%** |
| **Transportation** | **3.0%** |
| **Utilities** | **0.4%** |

| Relative Performance<br>October 31, 2002 | American<br>Enterprise | Russell 1000<br>Value | S&P 500 |
|---|---|---|---|
| **Six Months** | **-19.8%** | **-17.4%** | **-17.0%** |
| **YTD** | **-19.2%** | **-16.9%** | **-21.8%** |
| **One Year Total Return** | **-13.3%** | **-10.0%** | **-15.1%** |
| **Annualized Three Year**<br>**Total Return** | **-9.7%** | **-5.8%** | **-12.2%** |
| **Annualized Total Return**<br>**Since Inception (11/1/98)** | **-2.9%** | **-0.6%** | **-4.0%** |

The S&P 500 is a market-weighted index of the largest 500 companies. Russell 1000 Index measures the performance of the 1,000 largest companies in the Russell 3000 Index. The Russell 1000 Value Index measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values. All indices are unmanaged and returns assume the reinvestment of dividends.

The *American Enterprise Fund*
vs
**the Russell 1000 Value Index and**
**the S&P 500**
November 1, 1998 to October 31, 2002



The current value of an initial $10,000 investment with dividends reinvested

| | | |
|---|---|---|
| *Thomas White Amer Enterprise Fund* | —— | **$8,873** |
| Russell 1000 Valu*e* | – · – · – | **$9,750** |
| S&P 500 Composite | ········· | **$8,504** |

11/01/98  04/30/99  10/31/99  04/30/00  10/31/00  04/30/01  10/31/01  04/30/02  10/31/02
01/31/99  07/31/99  01/31/00  07/31/00  01/31/01  07/31/01  01/31/02  07/31/02

The above chart presents performance in terms of an initial $10,000 investment in the *Fund*, assuming all dividends reinvested, and various benchmarks. The return since inception was -11.3% for the *Fund*, -2.5% for the Russell 1000 Value and -15.0% for the S&P 500. The one-year return for the *Fund* was -13.3%. The *Fund's* average annual total return was -2.9%.
**Past performance does not guarantee future results. The investment return and principal value of an investment in the *Fund* will fluctuate so that *Fund* shares, when redeemed, may be worth more or less than their original cost.**

| Industry Issue | Shares | Value |
|---|---|---|
| **Common Stocks (97.7%)** | | |
| | | |
| **Aerospace (0.3%)** | | |
| Boeing Company | 1,343 | $39,954 |
| | | |
| **Banking (10.1%)** | | |
| Bankamerica Corp. | 1,900 | 132,620 |
| BankOne # | 3,100 | 119,567 |
| BB&T Corp. | 4,500 | 163,125 |
| Citigroup Inc. # | 7,500 | 277,125 |
| Golden West Financial | 2,000 | 138,120 |
| PNC Financial Corp. # | 2,400 | 97,584 |
| Wells Fargo & Co. | 2,600 | 131,222 |
| Washington Mutual | 5,272 | 188,527 |
| | | 1,247,890 |
| | | |
| **Building (0.8%)** | | |
| Centex Corp. # | 2,200 | 100,056 |
| | | |
| **Capital Goods (0.3%)** | | |
| Caterpillar Inc. | 800 | 32,680 |
| | | |
| **Chemicals (1.2%)** | | |
| E. I. du Pont de Nemours and Company | 1,700 | 70,125 |
| Engelhard Corp. | 1,600 | 35,440 |
| Rohm and Haas Company | 1,200 | 39,924 |
| | | 145,489 |
| | | |
| **Communications (5.0%)** | | |
| AT&T Corp. | 27,600 | 359,904 |
| Telephone & Data Systems Inc. | 1,653 | 84,138 |
| Verizon Communications Inc. # | 4,418 | 166,824 |
| | | 610,866 |
| | | |
| **Consumer Durables (2.2%)** | | |
| Clayton Homes # | 2,300 | 26,036 |
| General Motors Corp. # | 2,900 | 96,425 |
| Johnson Controls Inc. | 900 | 70,200 |
| Mohawk Industries, Inc. * | 850 | 45,518 |
| Whirlpool Corp. | 600 | 27,966 |
| | | 266,145 |

See Notes to Financial Statements

| Industry<br>Issue | Shares | Value |
|---|---:|---:|
| **Consumer Retail (5.2%)** | | |
| Costco Wholesale # | 2,000 | $67,860 |
| Nordstrom # | 5,300 | 105,576 |
| Office Depot * | 6,900 | 99,291 |
| Staples Inc. * | 5,200 | 80,600 |
| Target Corp. # | 4,884 | 147,106 |
| TJX Companies # | 6,600 | 135,432 |
| | | 635,865 |
| | | |
| **Consumer Staples (10.8%)** | | |
| Alberto Culver Co. Class A # | 2,200 | 105,930 |
| CVS Corp. # | 2,468 | 68,438 |
| Kraft Foods, Inc. # | 6,600 | 260,700 |
| Kimberly-Clark Corp. | 2,300 | 118,450 |
| Kroger Co. *# | 10,180 | 151,071 |
| Philip Morris Companies, Inc. | 9,577 | 390,263 |
| Constellation Brands Class A * | 2,000 | 50,660 |
| UST Inc. | 6,457 | 197,520 |
| | | 1,343,032 |
| | | |
| **Energy (6.0%)** | | |
| Amerada Hess Corp. | 1,550 | 79,515 |
| Anadarko Petroleum Corp. # | 3,000 | 133,620 |
| ConocoPhillips | 5,312 | 257,632 |
| Chevrontexaco Corp. | 2,846 | 192,475 |
| Noble Corp. * | 2,200 | 71,104 |
| | | 734,346 |
| | | |
| **Financial Diversified (9.2%)** | | |
| American Express Co. | 5,500 | 200,035 |
| Equity Office Properties Trust # | 5,000 | 120,400 |
| Equity Residential # | 6,100 | 144,692 |
| Fannie Mae | 3,400 | 227,324 |
| Freddie Mac | 4,400 | 270,952 |
| Stillwell Financial Inc. # | 14,600 | 170,966 |
| | | 1,134,369 |
| | | |
| **Forest & Paper (0.5%)** | | |
| Rayonier | 1,400 | 59,052 |
| | | |
| **Health Care (7.2%)** | | |
| Abbott Labs | 3,300 | 138,171 |
| Becton, Dickinson and Company | 2,700 | 79,677 |
| Bristol-Myers Squibb Company | 3,682 | 90,614 |
| Merck & Co., Inc. | 3,400 | 184,416 |

See Notes to Financial Statements

| Industry Issue | Shares | Value |
|---|---|---|
| Mylan Laboratories Inc. | 2,800 | $88,116 |
| Schering-Plough Corporation | 4,300 | 91,805 |
| Tenet Healthcare Corporation *# | 3,386 | 97,348 |
| DENTSPLY International Inc. | 3,000 | 110,760 |
| | | 880,907 |
| | | |
| **Industrial (4.0%)** | | |
| Illinois Tool Works Inc. | 3,800 | 233,320 |
| Teleflex Incorporated | 2,000 | 84,120 |
| Tyco International Ltd. # | 11,700 | 169,182 |
| | | 486,622 |
| | | |
| **Insurance (3.7%)** | | |
| Ambac Financial Group, Inc. # | 1,100 | 67,980 |
| Berkshire Hathaway 'B' * | 115 | 282,900 |
| Old Republic International Corporation | 3,400 | 101,354 |
| Travelers Prop & Casualty Class A * | 108 | 1,442 |
| Travelers Prop & Casualty Class B * | 221 | 2,988 |
| | | 456,664 |
| | | |
| **Metals (0.3%)** | | |
| Alcoa Inc. | 1,900 | 41,914 |
| | | |
| **Services (21.2%)** | | |
| Banta Corporation | 5,000 | 154,000 |
| Carnival Corporation # | 4,700 | 122,764 |
| Clear Channel Communications, Inc. *# | 2,100 | 77,805 |
| Comcast Corporation *# | 2,800 | 64,428 |
| Darden Restaurants, Inc. | 3,300 | 62,634 |
| Fortune Brands, Inc. | 3,100 | 155,186 |
| Gannett Co., Inc. | 2,300 | 174,639 |
| GTECH Holdings Corporation * | 3,800 | 98,800 |
| H&R Block, Inc. # | 2,600 | 115,388 |
| Hilton Hotels Corporation | 10,000 | 123,000 |
| Hughes Electronics Corporation * | 16,800 | 165,480 |
| IMS Health Incorporated # | 3,800 | 57,152 |
| Interpublic Group of Companies, Inc. | 4,800 | 57,456 |
| Knight Ridder Inc. | 2,000 | 120,360 |
| Liberty Media Corporation * | 14,563 | 120,436 |
| Manpower Inc. # | 1,600 | 54,560 |
| Marriott International, Inc. | 4,000 | 123,720 |
| McDonald's Corporation | 6,000 | 108,660 |
| R. R. Donnelley & Sons Company | 4,900 | 98,245 |
| Republic Services, Inc. * | 9,300 | 191,394 |
| Walt Disney Company # | 6,600 | 110,220 |
| Waste Management, Inc. | 4,500 | 103,590 |

See Notes to Financial Statements

# THOMAS WHITE AMERICAN ENTERPRISE FUND
**Investment Portfolio**            October 31, 2002

| Industry<br>Issue | Shares | Value |
|---|---:|---:|
| Yum! Brands, Inc. * | 7,400 | $166,721 |
| | | 2,626,638 |
| | | |
| **Technology (6.5%)** | | |
| Electronic Data Systems Corporation | 3,300 | 49,698 |
| First Data Corporation | 5,200 | 181,687 |
| Hewlett-Packard Company # | 11,300 | 178,540 |
| Harris Corporation | 2,500 | 65,950 |
| Intel Corporation | 2,500 | 43,250 |
| Microsoft Corporation * | 1,400 | 74,858 |
| NCR Corporation *# | 3,700 | 82,288 |
| Pitney Bowes Inc. | 3,600 | 120,780 |
| | | 797,051 |
| | | |
| **Transportation (2.8%)** | | |
| FedEx Corporation | 4,200 | 223,397 |
| Union Pacific Corporation # | 2,100 | 124,005 |
| | | 347,402 |
| | | |
| **Utilities (0.4%)** | | |
| TXU Corp. # | 3,300 | 47,355 |
| | | |
| **Total Common Stocks** | (Cost $14,187,631) | 12,034,297 |

**Short-Term Obligations (3.0%)**

| | Principal<br>Amount | |
|---|---:|---:|
| Wisconsin Corporate Central Credit Union Variable Demand Note<br>1.50%, due 1/17/03 | $335,326 | $335,326 |
| Wisconsin Electric Power Company Demand Note 1.46%, due 3/18/03 | 31,592 | 31,592 |
| **Total Short-Term Obligations** | (Cost $366,918) | 366,918 |

| | | | |
|---|---|---:|---:|
| Total Investments: | 100.7% | (Cost $14,554,549) | 12,401,215 |
| Other Assets, Less Liabilities: | (0.7)% | | (85,032) |
| Total Net Assets: | 100.0% | | $12,316,183 |

\* Non-Income Producing Securities
\# All or a portion of securities on loan at October 31, 2002 – See Note 1 (g) to financial statements.

See Notes to Financial Statements

| THOMAS WHITE AMERICAN OPPORTUNITIES FUND TOP TEN HOLDINGS ON OCTOBER 31, 2002 BASED ON TOTAL NET ASSETS | |
| --- | --- |
| *Company* *Industry* | *% of Total* *Net Assets* |
| **CACI International Inc.** Technology | **4.0%** |
| **Alberto Culver Co. CL A** Consumer Staples | **2.2%** |
| **Dentsply International Inc.** Healthcare | **1.7%** |
| **Symantec Corp** Technology | **1.6%** |
| **Mylan Laboratories, Inc.** Healthcare | **1.4%** |
| **Old Republic Int'l Corp.** Insurance | **1.4%** |
| **C.R. Bard, Inc.** Healthcare | **1.4%** |
| **M&T Bank Corporation** Banking | **1.3%** |
| **Fortune Brands, Inc.** Services | **1.3%** |
| **Darden Restaurants, Inc.** Services | **1.2%** |

*Thomas White American Opportunities Fund*
**Mid-Cap Value Style        (Ticker: TWAOX)**

The American Opportunities Fund will be four years old this coming March. It employs the same valuation-oriented investment style as our large-cap American Enterprise Fund, but focuses its selection among the 800 stocks in the Russell Midcap Index. These companies range in market capitalizations from roughly $1 to $15 billion. The Fund also purchases some attractive larger-cap and smaller-cap stocks. Given that our security analysts regularly value over 2,300 domestic companies, this selection flexibility allows the portfolio manager to buy any of the investment opportunities they discover. Despite this flexibility, the Fund intends to maintain an average cap size that consistently places it in the mid-cap category of funds as defined by Morningstar

**Performance**

The *Thomas White American Opportunity Fund* returned -16.2% over the last six months through October, versus the Russell Midcap Value Index (-19.2%) and the Russell Midcap Index (-20.2%). The equivalent returns over the last twelve months are -1.0% versus -3.0% and -8.0%. Since its inception, the Fund has returned an annualized 3.0% return. This compares to the Russell Midcap Value Index (+2.9%) and the Russell Midcap Index (+0.6%).

**Our Investment Strategy**

There are several approaches portfolio managers can use in attempting to outperform their benchmarks. Some vary their cash levels; usually in an effort to correctly time market declines. Given our attitude that market timing cannot consistently add value, we maintain minimal cash levels.

Another approach is referred to as industry rotation, or market timing of industries. To be successful here, one needs to be good at forecasting movements in the business cycle, interest rates and the movement of commodity prices accurately.

While we regularly discuss our analysis of the economy and have expectations of its direction, we do not value stocks in a way that depends on our forecasts being correct. Indeed, we buy economically sensitive companies when the consensus economic forecast suggests that we should not. We do this because this is when the stocks sell at the greatest discount to their long-term value. Short-term thinking creates undervalued opportunities. We accept possible short-term underperformance in a stock in order to obtain solid

| *THOMAS WHITE AMERICAN OPPORTUNITIES FUND* **INDUSTRY DISTRIBUTION ON OCTOBER 31, 2002 BASED ON LONG-TERM SECURITIES** | |
|---|---|
| **Aerospace** | **0.3%** |
| **Banking** | **9.4%** |
| **Building** | **2.1%** |
| **Capital Goods** | **2.5%** |
| **Chemicals** | **2.2%** |
| **Communications** | **0.9%** |
| **Consumer Durables** | **2.2%** |
| **Consumer Retail** | **6.3%** |
| **Consumer Staples** | **8.9%** |
| **Energy** | **4.6%** |
| **Financial Diversified** | **8.6%** |
| **Forest & Paper** | **1.3%** |
| **Health Care** | **9.1%** |
| **Industrial** | **4.9%** |
| **Insurance** | **5.0%** |
| **Metals & Mining** | **0.5%** |
| **Services** | **16.3%** |
| **Technology** | **11.0%** |
| **Transportation** | **2.3%** |

outperformance in the long-term.

If we do not market time or time movements of industries, how do we add value? The answer is that we stress accurate stock selection within every major industry. Our security analysts have developed valuation techniques to aid them in selecting the stock that will outperform its industry peers. Our valuation criteria vary with each industry. Our organization's long experience in following this approach gives us great confidence in its success. In the end, our expertise within each industry, gives us the capability of creating a much more diversified portfolio than most other portfolio managers.

With the Russell Midcap Index down 18% over the last twelve months, there are many new undervalued opportunities. In our focus on new bargain priced stocks, the portfolio is gradually shifting away from more defensive companies toward those currently depressed by the weak economy.

**Our Current Portfolio**

As is our traditional policy, we are fully invested and are maintaining broad industry diversification in order to achieve our objective of portfolio stability. The Fund currently owns 160 attractively priced businesses spanning every economic sector and major industry. As of October 31, the Fund's wide diversification was confirmed by the fact that its top ten holdings represented just 17.5% of its total net assets.

In conclusion, the Fund represents a diversified portfolio of undervalued mid-cap securities with attractive futures and solid balance sheets. We have every confidence that these equities will enjoy strong relative performance reflecting the economic recovery we anticipate occurring next year.

## PERFORMANCE AT A GLANCE

| Relative Performance October 31, 2002 | American Opportunities Fund | Russell Midcap Value | Russell Midcap Index |
|---|---|---|---|
| Six Months | -16.2% | -19.2% | -20.2% |
| YTD | -10.5% | -12.9% | -18.4% |
| One Year Total Return | -1.0% | -3.0% | -8.0% |
| Annualized Three Year Total Return | 1.3% | 2.3% | -2.3% |
| Annualized Total Return Since Inception (3/4/99) | 3.0% | 2.9% | 0.6% |

Russell Midcap Index measures the performance of the 800 smallest companies in the Russell 1000 Index. These represent approximately 31% of the total market capitalization of the Russell 3000 Index. Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index. This represents approximately 11% of the total market capitalization of the Russell 3000 Index. All indices are unmanaged and returns assume the reinvestment of dividends.

## The *American Opportunities Fund* vs the Russell Midcap Value Index and the Midcap Index

### March 4, 1999 to October 31, 2002



$15.000
$14.000
$13.000
$12.000
$11.000
$10.000
$9.000
Thomas White Amer Opportunities Fund $11,140
Russell Midcap Value $11,098
Russell Midcap $10,239
The current value of an initial $10,000 investment with dividends reinvested
03/04/99 07/31/99 01/31/00 07/31/00 01/31/01 07/31/01 01/31/02 07/31/02
04/30/99 10/31/99 04/30/00 10/31/00 04/30/01 10/31/01 04/30/02 10/31/02


The above chart presents performance in terms of an initial $10,000 investment in the *Fund*, assuming all dividends reinvested, and various benchmarks. The return since inception was 11.4% for the *Fund*, 11.0% for the Russell Midcap Value and 2.4% for the Russell Midcap. The one-year return for the *Fund* was -1.0%. The *Fund's* average annual total return was 3.0%.

**Past performance does not guarantee future results. The investment return and principal value of an investment in the *Fund* will fluctuate so that *Fund* shares, when redeemed, may be worth more or less than their original cost.**

| Industry Issue | Shares | Value |
|---|---|---|
| **Common Stocks (98.0%)** | | |
| **Aerospace (0.3%)** | | |
| Moog Inc Class A * | 1,400 | $37,198 |
| | | |
| **Banking (9.2%)** | | |
| BB&T Corp. | 3,600 | 130,500 |
| Commerce Bancshares, Inc. | 1,680 | 69,871 |
| Community First Bankshares, Inc. | 1,716 | 47,036 |
| Fifth Third Bancorp | 1,000 | 63,500 |
| First Tennessee National Corporation | 1,700 | 63,036 |
| Golden West Financial Corporation | 950 | 65,607 |
| GreenPoint Financial Corp. | 1,100 | 47,927 |
| M&T Bank Corporation # | 1,800 | 147,456 |
| North Fork Bancorporation, Inc. | 3,400 | 130,764 |
| PNC Financial Services Group, Inc. # | 900 | 36,594 |
| TCF Financial Corporation | 3,200 | 135,808 |
| Washington Federal, Inc. | 1,900 | 46,854 |
| Washington Mutual, Inc. | 1,500 | 53,640 |
| | | 1,038,593 |
| **Building (2.1%)** | | |
| American Woodmark Corporation | 1,500 | 79,260 |
| KB Home # | 1,173 | 55,366 |
| Lafarge North America Inc. | 1,200 | 35,580 |
| Ryland Group, Inc. | 1,600 | 66,560 |
| | | 236,766 |
| **Capital Goods (2.5%)** | | |
| Donaldson Company, Inc. | 2,400 | 75,768 |
| Graco Inc. | 3,375 | 92,306 |
| Lincoln Electric Holdings, Inc. | 1,500 | 35,310 |
| Manitowoc Company, Inc. # | 1,200 | 28,308 |
| PACCAR Inc. # | 1,044 | 46,061 |
| | | 277,753 |
| **Chemicals (2.2%)** | | |
| Airgas, Inc. * | 5,200 | 79,352 |
| Engelhard Corporation | 1,839 | 40,734 |
| Lubrizol Corporation | 1,100 | 31,900 |
| Olin Corporation | 2,900 | 47,154 |
| Rohm and Haas Company | 1,400 | 46,578 |
| | | 245,718 |
| **Communications (0.9%)** | | |
| ALLTEL Corporation # | 700 | 34,797 |
| Telephone & Data Systems Inc. | 1,300 | 66,170 |
| | | 100,967 |

See Notes to Financial Statements

| Industry Issue | Shares | Value |
|---|---|---|
| **Consumer Durables (2.1%)** | | |
| ArvinMeritor, Inc. | 1,870 | $28,331 |
| Clayton Homes, Inc. # | 5,700 | 64,524 |
| Johnson Controls, Inc. | 900 | 70,200 |
| Lear Corporation * | 952 | 34,796 |
| Whirlpool Corporation | 928 | 43,254 |
| | | 241,105 |
| **Consumer Retail (6.1%)** | | |
| Advanced Marketing Services, Inc. | 3,600 | 62,820 |
| American Eagle Outfitters, Inc. * | 1,400 | 20,328 |
| Fastenal Company | 1,700 | 57,715 |
| Fossil, Inc. * | 3,885 | 76,185 |
| Liz Claiborne, Inc. | 2,700 | 80,244 |
| Office Depot, Inc. * | 7,700 | 110,803 |
| Ross Stores, Inc. # | 2,600 | 108,810 |
| Staples, Inc. * | 3,900 | 60,450 |
| TJX Companies, Inc. # | 5,700 | 116,964 |
| | | 694,319 |
| **Consumer Staples (8.7%)** | | |
| Alberto-Culver Co CL A | 5,100 | 245,565 |
| Casey's General Stores, Inc. | 2,700 | 31,617 |
| Constellation Brands, Inc. * | 2,964 | 75,078 |
| CVS Corporation # | 1,700 | 47,141 |
| Dean Foods Company * | 1,400 | 52,486 |
| Helen of Troy Limited * | 3,000 | 28,950 |
| Hormel Foods Corporation | 2,300 | 55,660 |
| Kroger Co. *# | 3,000 | 44,520 |
| Lancaster Colony Corporation | 1,500 | 68,175 |
| Carolina Group | 3,100 | 62,000 |
| Pepsi Bottling Group, Inc. | 3,200 | 86,240 |
| R.J. Reynolds Tobacco Holdings, Inc. # | 2,200 | 89,210 |
| UST Inc. | 3,300 | 100,947 |
| | | 987,589 |
| **Energy (4.5%)** | | |
| Amerada Hess Corporation | 1,019 | 52,275 |
| Anadarko Petroleum Corporation # | 1,322 | 58,882 |
| BJ Services Company * | 2,200 | 66,726 |
| ConocoPhillips | 2,525 | 122,463 |
| Devon Energy Corporation | 1,200 | 60,600 |
| GlobalSantaFe Corporation # | 1,165 | 27,844 |
| Marathon Oil Corporation | 2,629 | 54,946 |
| Noble Corporation * | 2,000 | 64,640 |
| | | 508,376 |
| **Financial Diversified (8.5%)** | | |
| A.G. Edwards, Inc. # | 1,757 | 57,805 |
| AvalonBay Communities, Inc. | 700 | 26,390 |

See Notes to Financial Statements

| Industry<br>Issue | Shares | Value |
|---|---|---|
| Boston Properties, Inc. | 800 | $28,560 |
| Countrywide Financial Corporation # | 2,000 | 100,620 |
| Health Care Property Investors, Inc. | 2,100 | 90,720 |
| Hospitality Properties Trust | 1,000 | 32,720 |
| Host Marriott Corporation *# | 5,400 | 44,280 |
| iStar Financial Inc. | 2,600 | 73,840 |
| Kimco Realty Corporation | 2,250 | 68,175 |
| Lehman Brothers Holdings Inc. # | 2,047 | 109,044 |
| Loews Corporation | 1,200 | 51,768 |
| ProLogis | 5,000 | 121,000 |
| Stilwell Financial Inc. # | 8,600 | 100,706 |
| Student Loan Corporation | 600 | 57,120 |
| | | $962,748 |
| **Forest & Paper (1.2%)** | | |
| Plum Creek Timber Company, Inc. | 2,100 | 47,481 |
| Rayonier Inc. | 1,689 | 71,242 |
| Wausau-Mosinee Paper Corporation | 2,337 | 22,318 |
| | | 141,041 |
| **Health Care (8.9%)** | | |
| Becton, Dickinson and Company | 1,500 | 44,265 |
| Bio-Rad Laboratories, Inc. * | 600 | 25,566 |
| C. R. Bard, Inc. | 2,800 | 156,604 |
| Caremark Rx, Inc. * | 900 | 15,930 |
| Covance Inc. | 2,000 | 44,560 |
| DaVita Inc. * | 2,000 | 47,940 |
| DENTSPLY International Inc. | 5,250 | 193,830 |
| First Health Group Corp. *# | 1,400 | 36,372 |
| Genzyme General *# | 800 | 22,280 |
| Humana Inc. * | 4,700 | 57,246 |
| Medicis Pharmaceutical Corporation * | 750 | 34,425 |
| Mylan Laboratories Inc. | 5,200 | 163,644 |
| Orthodontic Centers of America, Inc. *# | 5,900 | 56,286 |
| Oxford Health Plans, Inc. * | 1,400 | 49,784 |
| Tenet Healthcare Corporation *# | 2,100 | 60,375 |
| | | 1,009,107 |
| **Industrial (4.8%)** | | |
| Air Products and Chemicals, Inc. | 1,436 | 63,471 |
| American Standard Companies Inc. *# | 898 | 59,897 |
| AptarGroup, Inc. | 2,100 | 58,653 |
| Ball Corporation | 1,600 | 77,488 |
| CLARCOR Inc. | 2,200 | 68,002 |
| Hillenbrand Industries, Inc. | 900 | 46,800 |
| ITT Industries, Inc. * | 770 | 50,035 |
| Sonoco Products Company | 2,991 | 70,289 |
| Teleflex Incorporated | 1,100 | 46,266 |
| | | 540,901 |

See Notes to Financial Statements

| Industry<br>Issue | Shares | Value |
|---|---:|---:|
| **Insurance (4.9%)** | | |
| Ambac Financial Group, Inc. # | 1,750 | $108,150 |
| Erie Indemnity Company | 1,171 | 46,781 |
| MGIC Investment Corp. | 1,317 | 55,261 |
| Old Republic International Corporation | 5,300 | 157,993 |
| PMI Group, Inc. | 1,930 | 57,514 |
| Progressive Corporation | 1,300 | 71,500 |
| Radian Group Inc. | 1,486 | 52,411 |
| | | 549,610 |
| **Metals (0.5%)** | | |
| Alcoa Inc. | 2,400 | 52,944 |
| **Services (16.0%)** | | |
| Amdocs Limited *# | 9,600 | 67,008 |
| Banta Corporation | 3,500 | 107,800 |
| Brinker International, Inc. * | 2,700 | 76,653 |
| CarMax, Inc. * | 7,500 | 122,925 |
| Cox Communications, Inc. * # | 718 | 19,673 |
| Cox Radio, Inc. | 2,400 | 56,976 |
| Darden Restaurants, Inc. | 7,200 | 136,656 |
| Fortune Brands, Inc. | 2,900 | 145,174 |
| Hughes Electronics Corporation * | 1,600 | 15,760 |
| Genuine Parts Company | 1,600 | 47,264 |
| GTECH Holdings Corporation * | 4,300 | 111,800 |
| H&R Block, Inc. # | 1,600 | 71,008 |
| Hilton Hotels Corporation | 5,800 | 71,340 |
| Hollinger International Inc. | 2,200 | 21,450 |
| International Game Technology * | 1,400 | 105,294 |
| ITT Educational Services, Inc. | 4,200 | 91,770 |
| Knight Ridder Inc. | 1,300 | 78,234 |
| Liberty Corporation | 2,200 | 81,510 |
| Liberty Media Corporation * | 3,200 | 26,464 |
| Manpower Inc. # | 1,900 | 64,790 |
| Republic Services, Inc. * | 4,300 | 88,494 |
| USA Interactive, Inc. *# | 1,500 | 37,935 |
| Valassis Communications, Inc. *# | 1,050 | 27,090 |
| Wackenhut Corrections Corporation * | 2,600 | 30,680 |
| Yum! Brands, Inc. * | 4,600 | 103,637 |
| | | 1,807,385 |
| **Technology (10.8%)** | | |
| Ameritrade Holding Corporation * | 8,600 | 39,044 |
| AVX Corporation | 2,200 | 20,724 |
| Bel Fuse Inc. - Class B Common Stock | 2,000 | 37,978 |
| CACI International Inc. * | 10,924 | 446,901 |
| Certegy Inc. * | 1,400 | 29,400 |
| eFunds Corporation * | 8,600 | 75,852 |

See Notes to Financial Statements

| Industry<br>Issue | | Shares | Value |
|---|---|---|---|
| Equifax Inc. | | 2,800 | $65,968 |
| Harris Corporation | | 3,764 | 99,294 |
| Lexmark International, Inc. *# | | 600 | 35,652 |
| Pitney Bowes Inc. | | 1,100 | 36,905 |
| Symantec Corporation *# | | 4,394 | 175,760 |
| Syntel, Inc. * | | 4,900 | 89,959 |
| Zebra Technologies Corporation *# | | 1,000 | 61,520 |
| | | | 1,214,957 |
| **Transportation (2.2%)** | | | |
| FedEx Corporation | | 1,300 | 69,147 |
| Norfolk Southern Corporation | | 2,322 | 46,904 |
| Roadway Corporation | | 2,200 | 88,154 |
| Union Pacific Corporation # | | 800 | 47,240 |
| | | | 251,445 |
| **Utilities (1.6%)** | | | |
| Nicor Inc. | | 1,500 | 46,560 |
| OGE Energy Corp. | | 1,300 | 20,735 |
| ONEOK Inc. | | 2,900 | 54,926 |
| Pinnacle West Capital Corporation | | 2,100 | 59,850 |
| | | | 182,071 |
| **Total Common Stocks** | | (Cost $10,602,548) | 11,080,593 |

**Short-Term Obligations (2.3%)**

| | | Principal Amount | |
|---|---|---|---|
| Wisconsin Corporate Central Credit Union Variable Demand Note 1.50%, due 1/17/03 | | $231,747 | $231,747 |
| Wisconsin Electric Power Company Demand Note 1.46%, due 3/18/03 | | 24,755 | 24,755 |
| | **Total Short-Term Obligations** | (Cost $256,502) | 256,502 |

| | | | |
|---|---|---|---|
| Total Investments: | 100.3% | (Cost $10,859,050) | 11,337,095 |
| Other Assets, Less Liabilities: | (0.3)% | | (33,599) |
| Total Net Assets: | 100.0% | | $11,303,496 |

* Non-Income Producing Securities
\# All or a portion of securities on loan at October 31, 2002 – See Note 1 (g) to financial statements.

See Notes to Financial Statements

| THOMAS WHITE INTERNATIONAL FUND<br>TOP TEN HOLDINGS<br>ON OCTOBER 31, 2002<br>BASED ON TOTAL NET ASSETS | |
|---|---|
| *Company*<br>*Industry, Country* | *% of Total*<br>*Net Assets* |
| **British American Tobacco**<br>Consumer Staples, United Kingdom | **2.4%** |
| **Yamada Denki Co.**<br>Consumer Retail, Japan | **2.2%** |
| **Telefonos De Mex S A ADR "L"**<br>Communications, Mexico | **2.0%** |
| **Total Fina Elf**<br>Energy, France | **2.0%** |
| **Diageo PLC ADR**<br>Consumer Staples, United Kingdom | **1.7%** |
| **Japan Tobacco**<br>Consumer Staples, Japan | **1.6%** |
| **ING Groep NV**<br>Insurance, Netherlands | **1.5%** |
| **Imperial Tobacco**<br>Consumer Staples, United Kingdom | **1.5%** |
| **Novartis**<br>Healthcare, Switzerland | **1.4%** |
| **Altadis**<br>Consumer Staples, Spain | **1.4%** |

*Thomas White International Fund*
**Large Cap Value Style          (Ticker: TWWDX)**

**Performance**

This fiscal year, the *Thomas White International Fund* returned -6.3%, out-performing our MSCI All-Country less US benchmark (-10.9%). The international equity markets outperformed the MSCI USA Index (-15.9%) over the same period. Of the 5.0% difference between the US and international returns, 3.0% was due to appreciating foreign currencies.

The International Fund has enjoyed solid long-term performance since its inception on June 28, 1994. Our 4.5% annualized return compares favorably to the MSCI All-Country less US Index (+0.3%).

**Near-Term Strategy**

The international telecommunication, media and technology industries (called the TMT sector outside the US) have fallen sharply since the top of the international market in March of 2000. This has reduced their excessive valuations, but they still suffer from poor earnings momentum. Our earlier rotation away from these securities into undervalued, more defensive companies, largely explains the portfolio's outperformance since the market's peak. We have now increased our exposure in depressed cyclical and technology companies in expectation of a business recovery in Europe and Asia by the middle of 2003.

**THE *THOMAS WHITE INTERNATIONAL FUND* IS DESIGNED TO BENEFIT FROM**

**THE POSITIVE CHANGES OCCURRING IN THE WORLD.**

These forty-seven countries are home to over 1,600 companies that meet the Fund's quality standards. Each shareholder, is a partial owner of 146 of the most undervalued of these firms.

International Fund shareholders are at the very epicenter of what is driving change in today's world: An unprecedented explosion of highly beneficial global capitalism.

| **DEVELOPED MARKETS** | **PACIFIC** | **LATIN AMERICA** |
|---|---|---|
| **EUROPE** | Australia | Argentina |
| Austria | Hong Kong | Brazil |
| Belgium | Japan | Chile |
| Denmark | New Zealand | Colombia |
| Finland | Singapore | Mexico |
| France | | Peru |
| Germany | **EMERGING MARKETS** | Venezuela |
| Greece | | |
| Ireland | **GREATER EUROPE** | **INDIAN SUBCONTINENT** |
| Italy | Czech Republic | India |
| Netherlands | Hungary | Pakistan |
| Norway | Poland | |
| Portugal | Russia | **FAR EAST** |
| Spain | Turkey | China |
| Sweden | | Indonesia |
| Switzerland | **MIDDLE EAST** | Korea |
| United Kingdom | Israel | Malaysia |
| | | Philippines |
| **NORTH AMERICA** | **AFRICA** | Taiwan |
| Canada | Egypt | Thailand |
| | Morocco | |
| | South Africa | |

The Fund takes full advantage of the extensive resources of the Global Capital Institute. This investment research organization is owned by Thomas White International, the Fund's manager. The Institute's professionals perform ongoing valuation-based security analysis of companies in forty-seven countries. Its monthly equity valuation publications are produced for clients who are asset management organizations located around the world.

The portfolio's regional and country mix continues to overweight Europe, Canada, Latin America and Australia, equally weight the Far East and underweight Japan. This configuration reflects Japan's inability to modernize its regulations and restructure the majority of its financial and industrial corporations. We also feel the Yen is overvalued.

## Longer-Term Strategy

For the several years our portfolio strategy has focused on larger, well-managed firms with global presence. Many of these companies are at an earlier stage of management restructuring than their peers in the United States. International restructuring is proceeding at a pace only restrained by the dictates of political realities. Every year there is an increasing shift of the working population from government-owned monopolies to shareholder-owned enterprises. The result is the same persistent increase in productivity that drove US markets ever higher in the 1990's.

Our goal is to hold companies that will benefit from the strong earnings growth being generated from improving management and more productive employees. The higher return potential of international equities comes from their relative undervaluation and their opportunity to raise margins and capital returns up to the standards of US corporations.

## We believe international stocks will outperform US equities over the coming ten years.

Our organization feels that international stocks will have superior performance to US equities over the next ten years due to the relative undervaluation of foreign stocks and the overvaluation of the US dollar. Specifically, we believe investors should expect large-cap international equities to return 11% from 2003 through 2012, versus 9% for comparable US stocks.

We base this belief on the historical relationship between company valuations and future stock returns. International stock indices currently have distinctly lower p/e and price-to-book ratios and higher dividend yields. Our projection is also based on the economic concept of purchasing power parity. This suggests the dollar's current price relationship with other major currencies is quite high and unsustainable over the long term.

## History suggests international returns will be similar to US returns in the long run.

The graph on page 25 presents the performance of the world's major regions since 1970. International equities outperformed US stocks for a twenty-year period from 1970 to 1990, but they have underperformed for the last twelve years, largely because of low equity returns in Japan.

The relative equity performance between countries and regions is explained by: 1) the valuation levels at the beginning of the performance period, 2) the earnings growth over the period and 3) the currency return over the period. It is important to note that all of these factors tend to ebb and flow, but over time they end up producing very similar returns. Observe that the 1970-2002 returns are all quite similar for the major regions. Over this period international returns were 10.0% versus the 10.4% US returns.

## Japanese investors suffered terribly by failing to diversify their portfolios internationally.

The Japanese investment public has learned the hard way that it is important to diversify internationally.

War-ravaged, Japanese industry was at first, understandably, inferior, but it quickly improved and in time set new standards for excellence. Despite this, the image of low quality persisted well into the sixties. Accordingly, Japanese equities were incorrectly undervalued relative to the rest of the world.

## The Thirty Year Performance of The International Equity Market and Its Major Regional Components

| MSCI INDICES Gross | THESE INDEX RETURNS ARE IN US DOLLARS. FIVE-YEAR REGIONAL PERFORMANCE SUCCESS IS NUMBERED FROM #1 (BEST) TO #5 (WORST). | | | | | | |
|---|---|---|---|---|---|---|---|
| PERIOD: Jan. 1, 1970 to Oct. 31, 2002 FIVE-YEAR PERIOD RETURNS | INT'L | CANADA | EUROPE | JAPAN | PACIFIC EX JAPAN | EMERGING MARKETS | US |
| 1970-1974 | 3.3% | 4.6%(#2) | -0.9%(#3) | 16.0%(#1) | -6.2%(#4) | N/A | -3.4% |
| 1975-1979 | 19.0% | 17.9%(#4) | 18.9%(#2) | 18.8%(#3) | 27.5%(#1) | N/A | 13.3% |
| 1980-1984 | 9.5% | 6.7%(#2) | 6.1%(#3) | 17.0%(#1) | 4.1%(#4) | N/A | 14.5% |
| 1985-1989 | 35.0% | 16.9%(#5) | 32.3%(#3) | 41.4%(#2) | 22.4%(#4) | 52.2%(#1) | 19.8% |
| 1990-1994 | 2.4% | 0.1%(#4) | 7.0%(#3) | -3.4%(#5) | 15.3%(#2) | 20.9%(#1) | 9.2% |
| 1995-1999 | 12.4% | 20.5%(#2) | 22.5%(#1) | 2.1%(#4) | 5.0%(#3) | 2.0%(#5) | 29.7% |
| 2000-2002 (to Oct. 31) | -17.7% | -11.8% (#2) | -16.6%(#4) | -24.5% (#5) | -10.6%(#1) | -15.7%(#3) | -16.6% |
| | | | | | | | |
| 1970-2002 (to Oct. 31) | 10.0% | 8.7% | 10.8% | 10.4% | 8.7% | N/A | 10.4% |
| 1988-2002 (to Oct. 31) | 3.5% | 6.8% | 8.8% | -3.6% | 7.4% | 9.9% | 11.7% |

The table above presents the performance of the international stock markets from January 1, 1970 to October 31, 2002. Returns are shown in a series of five-year periods. The international returns are followed by those of the world's regions, then for comparison, the US returns.

Regional performances (not including the US) are highlighted using ranks from #1 (best) to #5 (worst) to indicate the winners and losers in each five-year period. **History shows regional returns are random in their timing, with no area holding a permanent monopoly on performance.**

Note that the international market and its territories all have quite similar long-term records. **But observe that the international index has a more stable return pattern than any of its components.** This is because regional bull and bear markets tend to offset one another.

The *Fund's* design reflects your manager's belief that shareholders benefit from smoother international performance. A more stable portfolio encourages investors to stay the course in a falling market environment. This promotes success in reaching long-term investment goals.

The MSCI developed country gross dividends return series is used for US, Europe, Canada, Japan and the Pacific less Japan. The Free MSCI emerging markets free gross dividends return series starts on January 1, 1988. International returns reflect the MSCI World less US Free Index until the MSCI All-Country less US Free Index starts on January 1, 1988. World less US Free and All-Country World less US returns are linked across the 1970-2002 period.

| THOMAS WHITE INTERNATIONAL FUND<br>REGIONAL EXPOSURE<br>ON OCTOBER 31, 2002<br>BASED ON LONG-TERM SECURITIES | |
|---|---|
| **CONTINENTAL EUROPE** | **33.8%** |
| **UNITED KINGDOM** | **19.7%** |
| **AFRICA & MIDDLE EAST** | **0.3%** |
| **CANADA** | **2.9%** |
| **LATIN AMERICA** | **4.9%** |
| **JAPAN** | **20.7%** |
| **FAR EAST** | **4.4%** |
| **AUSTRALIA & NEW ZEALAND** | **4.9%** |
| **DEVELOPED MARKETS** | **91.6%** |
| **EMERGING MARKETS** | **8.4%** |
| **Total** | **100.0%** |

Japanese investors finally recognized how attractive their own stocks were and drove the market higher for the next twenty years (1970-1990). The country's export-driven companies continued to perfect their business models and by the late eighties their success became known as an "economic miracle." The earlier error in perception by investors that resulted in extreme undervaluation was in time repeated.

This time the misperception was of invincibility. This, of course, led to dramatic overvaluation. The bubble burst in mid-1989 and Japan has traded well below its 1989 highs for the last eight years.

What is the moral of this story?

Diversify internationally to smooth out your annual returns. Put yourself in the place of a Japanese investor at the market peak in 1989 who did not choose to diversify outside his own country. This was because his local equities had performed so well over the previous ten years. Does this sound familiar to conditions in America today?

The *International Fund*
vs
MSCI Indices

June 28, 1994 to October 31, 2002



The above chart presents performance in terms of an initial $10,000 investment in the *Fund*, assuming all dividends reinvested, and various benchmarks. The return since inception was 44.8% for the *Fund*, 2.2% for the MSCI All Country World ex US and 42.9% for the MSCI All Country Index. The one-year return for the *Fund* was -6.3%. The *Fund's* average annual total return since inception was 4.5%. The MSCI Indices are gross dividends.

**Past performance does not guarantee future results. The investment return and principal value of an investment in the *Fund* will fluctuate so that *Fund* shares, when redeemed, may be worth more or less than their original cost.**

| The *International Fund* vs its Benchmarks | | | |
|---|---|---|---|
| Relative Performance October 31, 2002 | Thomas White International Fund | MSCI All Country World ex US | MSCI All Country World |
| Six Months | -16.5% | -17.8% | -17.4% |
| YTD | -11.2% | -15.9% | -19.3% |
| One Year | -6.3% | -10.9% | -13.6% |
| Three Years | -9.8% | -13.2% | -13.3% |
| Five Years | -1.1% | -3.0% | -1.5% |
| Average Annual Return Since Inception (June 28, 1994) | 4.5% | 0.3% | 4.4% |
| Cumulative Total Return Since Inception (June 28, 1994) | 44.8% | 2.2% | 42.9% |

MSCI All Country World is a compilation of the market indices for 47 developed and emerging market countries. The MSCI All Country World ex US represents the same countries as the All Country Index except it does not include the US. All indices are unmanaged and returns assume the reinvestment of dividends. The *International Fund* also assumes the reinvestment of dividends and capital gains distributions.

## THOMAS WHITE INTERNATIONAL FUND
**Investment Portfolio**                          **October 31, 2002**

| Country | Issue | Industry | Shares | Value |
|---|---|---|---|---|
| COMMON STOCKS: | 98.7% | | | |
| AUSTRALIA: | 3.9% | | | |
| | BHP Billiton Ltd ADR # | Metals | 2,271 | $24,027 |
| | BHP Steel * | Metals | 3,482 | 5,783 |
| | National Australia Bank | Banking | 5,121 | 98,098 |
| | National Australia Bank Ltd. ADR # | Banking | 2,900 | 274,398 |
| | News Corp Ltd ADR | Services | 13,400 | 311,282 |
| | Rio Tinto Plc ADR | Metals | 1,700 | 123,777 |
| | Telstra Corp | Communications | 60,800 | 161,296 |
| | | | | 998,661 |
| BELGIUM: | 2.4% | | | |
| | Fortis SA | Insurance | 12,500 | 228,656 |
| | Gpe Bruxelles Lam | Financial Diversified | 5,900 | 217,545 |
| | Solvay SA | Chemicals | 2,800 | 168,374 |
| | | | | 614,575 |
| BRAZIL: | 1.6% | | | |
| | Banco Bradesco S A ADR # | Banking | 6,000 | 79,800 |
| | Petrol Brasileiros Prf # | Energy | 17,990 | 219,449 |
| | Telecomunicacoes Brasileiras S A Pfd ADR | Communications | 6,800 | 119,476 |
| | | | | 418,725 |
| CANADA: | 2.9% | | | |
| | Enbridge Inc | Energy | 3,800 | 108,592 |
| | Fairfax Financial Holdings # | Insurance | 600 | 42,971 |
| | Royal Bank Canada | Banking | 5,400 | 190,272 |
| | Shaw Communication Class 'B' | Industrial | 19,000 | 190,931 |
| | Shell Canada Ltd Class A | Energy | 6,400 | 204,056 |
| | | | | 736,822 |
| CHINA: | 1.0% | | | |
| | Petrochina Co Ltd ADR | Energy | 13,200 | 247,896 |
| FRANCE: | 4.7% | | | |
| | Aventis SA | Health Care | 4,500 | 269,265 |
| | Cie De St-Gobain | Industrial | 12,400 | 269,172 |
| | Michelin (Cgde) | Consumer Durables | 4,800 | 139,498 |
| | Total Fina Elf | Energy | 3,733 | 513,992 |
| | | | | 1,191,927 |
| GERMANY: | 6.5% | | | |
| | BASF AG | Chemicals | 4,700 | 174,927 |

See Notes to Financial Statements

| Country | Issue | Industry | Shares | Value |
|---------|-------|----------|--------|-------|
| | Bayer AG Ord | Chemicals | 4,300 | $82,148 |
| | Bayer Hypo-Vereins Ord | Banking | 9,200 | 121,573 |
| | Deutsche Telekom (Regd) | Communications | 14,000 | 160,614 |
| | E.On AG | Utilities | 6,800 | 307,607 |
| | Merck Ord | Health Care | 4,700 | 100,490 |
| | Rwe AG 'A' | Utilities | 7,800 | 243,979 |
| | Schering AG Ord | Health Care | 6,600 | 302,806 |
| | Siemens AG (Regd) | Industrial | 3,600 | 169,265 |
| | | | | 1,663,409 |
| **HONG KONG:** | 3.9% | | | |
| | China Mobile * | Communications | 22,800 | 55,979 |
| | Hong Kong Electric | Utilities | 45,000 | 182,894 |
| | HSBC Holdings | Banking | 30,400 | 331,299 |
| | Jardine Matheson | Industrial | 45,000 | 272,250 |
| | Swire Pacific | Industrial | 34,600 | 145,503 |
| | | | | 987,925 |
| **IRELAND:** | 2.2% | | | |
| | Allied Irish Banks Plc | Banking | 20,000 | 280,128 |
| | Bank Of Ireland | Banking | 25,800 | 286,027 |
| | | | | 566,155 |
| **ISRAEL:** | 0.3% | | | |
| | Amdocs * | Services | 10,300 | 71,894 |
| **ITALY:** | 2.0% | | | |
| | ENI | Energy | 19,100 | 262,984 |
| | Telecom Italia SPA | Communications | 31,600 | 250,234 |
| | | | | 513,218 |
| **JAPAN:** | 20.5% | | | |
| | Canon Inc | Technology | 9,000 | 331,729 |
| | Dai Nippon Printing | Services | 12,000 | 122,514 |
| | Daiichi Pharmaceutical Co. | Health Care | 10,500 | 153,265 |
| | Daiwa House Industries Co. | Building | 20,000 | 106,988 |
| | Denso Corp. | Consumer Durables | 8,100 | 129,000 |
| | Fuji Photo Film Co. | Services | 5,000 | 137,813 |
| | Fujitsu | Technology | 42,000 | 135,967 |
| | Hitachi | Technology | 50,000 | 195,300 |
| | Honda Motor Co. | Consumer Durables | 4,200 | 150,355 |
| | Japan Tobacco Inc. | Consumer Staple | 63 | 404,314 |
| | Komatsu | Capital Goods | 72,000 | 229,565 |
| | Matsushita Electric Industries | Technology | 19,000 | 198,940 |
| | Millea Holdings Insurance | Insurance | 40 | 298,459 |
| | Mitsubishi Electric | Technology | 51,000 | 129,336 |

See Notes to Financial Statements

| Country | Issue | Industry | Shares | Value |
|---|---|---|---|---|
| | Mitsubishi Heavy Industries | Capital Goods | 90,000 | 190,809 |
| | Mitsubishi Tokyo Financial | Banking | 20 | $130,311 |
| | Nippon Tel &Tel Corp. | Communications | 94 | 344,174 |
| | Nipponkoa Insurance | Insurance | 48,000 | 169,483 |
| | Ono Pharmaceutical | Health Care | 4,000 | 129,169 |
| | Sankyo Company Ltd. | Health Care | 18,000 | 211,954 |
| | Sony Corp. | Technology | 4,000 | 171,899 |
| | Sumitomo Mitsui Bank | Banking | 13,000 | 53,746 |
| | Taisho Pharmaceutical Co. | Health Care | 9,000 | 140,837 |
| | Takeda Chemical Ind. | Health Care | 6,000 | 249,041 |
| | Yamada Denki Co. # | Consumer Retail | 23,200 | 571,344 |
| | Yamanouchi Pharmaceutical | Health Care | 6,000 | 146,783 |
| | | | | 5,233,095 |
| **KOREA:** | 4.7% | | | |
| | Korea Electric Power Corp ADR | Utilities | 35,900 | 301,919 |
| | Korea Telecom Corp ADR | Communications | 10,900 | 223,886 |
| | Posco ADR | Metals | 8,800 | 203,544 |
| | Samsung Electronics | Technology | 1,200 | 338,373 |
| | Sk Telecom | Communications | 740 | 136,085 |
| | | | | 1,203,807 |
| **MEXICO:** | 3.2% | | | |
| | America Movil ADR Ser L Shrs # | Communications | 7,800 | 104,832 |
| | Cemex ADR | Building | 9,623 | 195,058 |
| | Telefonos de Mexico ADR L Shrs | Communications | 16,900 | 515,450 |
| | | | | 815,340 |
| **NETHERLANDS:** | 7.4% | | | |
| | ABN-AMRO Holdings NVA | Banking | 17,100 | 251,019 |
| | Aegon NVA | Insurance | 9,600 | 130,091 |
| | Akzo Nobel NVA | Chemicals | 7,200 | 215,233 |
| | ING Groep NVA CVA | Insurance | 23,694 | 396,131 |
| | OCE NVA | Technology | 30,000 | 298,440 |
| | Philips Elec(Kon) | Industrial | 10,476 | 187,691 |
| | Reed Elsevier NVA | Services | 12,000 | 149,546 |
| | Unilever NVA CVA | Consumer Staple | 4,000 | 256,372 |
| | | | | 1,884,523 |
| **NEW ZEALAND:** | 0.8% | | | |
| | Telecom Corporation of New Zealand # | Communications | 10,900 | 214,730 |
| **PORTUGAL:** | 0.5% | | | |
| | Portugal Telecom | Communications | 20,200 | 121,970 |
| **SINGAPORE:** | 2.3% | | | |

See Notes to Financial Statements

| Country | Issue | Industry | Shares | Value |
|---------|-------|----------|--------|-------|
| | DBS Group Holdings | Banking | 43,030 | 301,782 |
| | OverSeas Chinese Bank | Banking | 48,800 | $287,046 |
| | | | | 588,828 |
| SPAIN: | 5.6% | | | |
| | Altadis SA | Consumer Staple | 16,900 | 357,153 |
| | Banco Bilbao Vizcaya # | Banking | 20,100 | 191,398 |
| | Banco Popular Espana | Banking | 3,600 | 154,084 |
| | Repsol Ypf SA # | Energy | 16,100 | 181,996 |
| | Telefonica S A ADR | Communications | 12,163 | 343,605 |
| | Telefonica SA | Communications | 12,409 | 117,672 |
| | Union Fenosa | Utilities | 9,200 | 96,439 |
| | | | | 1,442,347 |
| SWEDEN: | 0.7% | | | |
| | Electrolux AB– B Shares | Consumer Durables | 11,200 | 169,863 |
| SWITZERLAND: | 2.0% | | | |
| | Novartis AG | Health Care | 9,500 | 361,714 |
| | Swisscom AG | Communications | 400 | 118,757 |
| | Zurich Financial Services Grp | Insurance | 379 | 35,628 |
| | | | | 516,099 |
| TAIWAN: | 0.3% | | | |
| | Taiwan Semiconductor | Technology | 58,520 | 78,417 |
| UNITED KINGDOM: | 19.3% | | | |
| | Allied Domecq | Consumer Staple | 50,000 | 299,615 |
| | Associated Brit Foods | Consumer Staple | 20,000 | 182,438 |
| | BAE Systems | Aerospace | 91,500 | 261,836 |
| | BG Group | Energy | 35,400 | 141,451 |
| | Boots Co. | Consumer Retail | 29,200 | 272,249 |
| | BP | Energy | 32,600 | 209,445 |
| | British American Tobacco | Consumer Staple | 58,800 | 602,588 |
| | BT Group | Communications | 57,400 | 162,602 |
| | Bunzl | Forest & Paper | 22,000 | 157,170 |
| | Centrica | Utilities | 65,000 | 183,807 |
| | Diageo Plc ADR | Consumer Staple | 10,000 | 445,700 |
| | Hays | Services | 62,000 | 86,949 |
| | Imperial Chemical Inds | Chemicals | 65,600 | 257,244 |
| | Imperial Tobacco | Consumer Staple | 25,100 | 393,317 |
| | Invensys | Industrial | 120,000 | 119,460 |
| | Marks & Spencer Group | Consumer Retail | 27,300 | 159,110 |
| | Reckitt Benckiser | Consumer Staple | 12,500 | 227,215 |
| | Rentokil Initial | Services | 51,000 | 173,216 |

See Notes to Financial Statements

**Investment Portfolio**                                    **October 31, 2002**

| Country | Issue | Industry | Shares | Value |
|---------|-------|----------|--------|-------|
| | RMC Group | Building | 13,800 | 87,362 |
| | Scot & Newcastle | Consumer Staple | 17,900 | 138,843 |
| | Unilever Plc | Consumer Staple | 24,285 | 238,411 |
| | WPP Group | Services | 24,000 | $164,467 |
| | | | | 4,964,495 |

**Total Common Stocks**                     (Cost $27,284,381)                    25,244,721

SHORT TERM OBLIGATIONS:          2.0%

| | | | Par Value | |
|---|---|---|---|---|
| | The Northern Trust Company Eurodollar | | $522,013 | 522,013 |
| | Time Deposit  0.50%, due 11/01/02 | | | |

**Total Short Term Obligations**             (Cost $522,013)                    522,013

| | | | | |
|---|---|---|---|---|
| Total Investments | 100.7% | (Cost $27,806,394) | | $25,766,734 |
| Other Assets, Less Liabilities: | (0.7%) | | | (178,877) |
| Total Net Assets: | 100.0% | | | $25,587,857 |

\* Non-Income Producing Securities

\# All or a portion of securities on loan at October 31, 2002 – See Note 1 (g) to financial statements.

ADR – American Depositary Receipt.

See Notes to Financial Statements

## DISTRIBUTIONS - DURING FISCAL YEAR 2002

The Funds typically pay dividends annually in October.

**DISTRIBUTIONS**

| | American Enterprise Fund | American Opportunities Fund | International Fund |
|---|---|---|---|
| **Ordinary Income** | $ 0.0506 | $ 0.0228 | $ 0.0681 |
| **Short-Term Capital Gain** | $----- | $---- | $---- |
| **Long-Term Capital Gain** | $----- | $---- | $---- |
| **Total Per Share** | $ 0.0506 | $ 0.0228 | $ 0.0681 |

## THOMAS WHITE FUNDS FAMILY
## Statements of Assets and Liabilities
## October 31, 2002

| | | American Enterprise Fund | American Opportunities Fund | International Fund |
|---|---|---|---|---|
| **ASSETS** | | | | |
| | | | | |
| Investments in securities at market value[1] | $ | 12,401,215 | $ 11,337,095 | $ 25,766,734 |
| Receivables: | | | | |
| Dividends and interest | | 14,925 | 10,278 | 34,955 |
| Reclaims | | ------- | ------- | 48,486 |
| Fund shares sold | | ------- | ------- | 860 |
| Other | | 3,719 | 2,576 | 7,625 |
| Held as collateral for loaned securities[2] | | 3,740,624 | 2,283,239 | 1,592,928 |
| **Total assets** | | 16,160,483 | 13,633,188 | 27,451,588 |
| | | | | |
| **LIABILITIES** | | | | |
| | | | | |
| Management Fees | | 10,314 | 9,422 | 21,301 |
| Accrued expenses | | 22,051 | 12,593 | 47,217 |
| Distributions payable | | 71,311 | 24,438 | 202,285 |
| Collateral on loaned securities | | 3,740,624 | 2,283,239 | 1,592,928 |
| **Total liabilities** | | 3,844,300 | 2,329,692 | 1,863,731 |
| | | | | |
| **NET ASSETS** | | | | |
| | | | | |
| Source of Net Assets: | | | | |
| Net capital paid in on shares of beneficial interest | $ | 17,187,859 | 10,987,569 | 29,931,886 |
| Undistributed net investment income (accumulated net investment loss) | | 884 | ------- | 836 |
| Accumulated net realized gain (loss) | | (2,719,226) | (162,118) | (2,305,205) |
| Net unrealized appreciation (depreciation) on investments and foreign currency translations | | (2,153,334) | 478,045 | (2,039,660) |
| | | | | |
| **Net assets** | $ | 12,316,183 | $ 11,303,496 | $ 25,587,857 |
| | | | | |
| Shares outstanding | | 1,410,708 | 1,072,541 | 2,968,376 |
| | | | | |
| Net asset value and offering price per share | $ | 8.73 | $ 10.54 | $ 8.62 |

[1] Cost Basis:
      American Enterprise Fund: $14,554,549
      American Opportunities Fund: $10,859,050
      International Fund: $27,806,394

[2] Value of securities out on loan at 10/31/2002:
      American Enterprise Fund: $3,550,595
      American Opportunities Fund: $2,165,715
      International Fund: $1,520,844

See Notes to Financial Statements.

**Statements of Operations**

**Year Ended October 31, 2002**

| | American Enterprise Fund | American Opportunities Fund | International Fund |
|---|---|---|---|
| **INVESTMENT INCOME** | | | |
| Income: | | | |
| Dividends | $ 262,373 | $ 178,764 | $ 654,661 [1] |
| Interest | 6,479 | 6,330 | 8,166 |
| **Total investment income** | 268,852 | 185,094 | 662,827 |
| Expenses: | | | |
| Investment management fees (note 4) | 148,146 | 123,127 | 286,800 |
| Audit fees and expenses | 15,427 | 10,008 | 20,997 |
| Custodian fees | 7,227 | 7,518 | 64,999 |
| Trustees' fees and expenses | 5,298 | 3,973 | 10,435 |
| Registration fees | 6,737 | 5,626 | 27,313 |
| Transfer agent fees | 12,533 | 12,001 | 25,201 |
| Printing expenses | 4,084 | 2,804 | 7,351 |
| Legal fees and expenses | 13,497 | 9,769 | 32,003 |
| Other expenses | 14,316 | 11,884 | 24,032 |
| **Total expenses** | 227,265 | 186,710 | 499,131 |
| **Reimbursement from Investment Manager** | (30,608) | (22,261) | (68,746) |
| **Net expenses** | 196,657 | 164,449 | 430,385 |
| **Net investment income** | 72,195 | 20,645 | 232,442 |
| **REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS** | | | |
| Net realized gain (loss) on investments & foreign currency transactions | (443,807) | (92,755) | (1,984,989) |
| Net change in unrealized appreciation (depreciation) on investments and foreign currency translations | (1,514,527) | (96,618) | (16,912) |
| **Net gain (loss) on investments** | (1,958,334) | (189,373) | (2,001,901) |
| **Net increase (decrease) in net assets from operations** | $ (1,886,139) | $ (168,728) | $ (1,769,459) |

[1] Net of foreign taxes withheld of $56,386.

See Notes to Financial Statements.

*THOMAS WHITE FUNDS FAMILY*
## Statements of Changes in Net Assets

| | | American Enterprise Fund | | American Opportunities Fund | |
| --- | --- | --- | --- | --- | --- |
| | | Year Ended October 31, 2002 | Year Ended October 31, 2001 | Year Ended October 31, 2002 | Year Ended October 31, 2001 |
| **Change in net assets from operations:** | | | | | |
| Net investment income | $ | 72,195 $ | 67,805 $ | 20,645 $ | 33,812 |
| Net realized gain (loss) | | (443,807) | (1,785,677) | (92,755) | (63,944) |
| Net unrealized appreciation (depreciation) on investments | | (1,514,527) | (423,777) | (96,618) | (207,447) |
| **Net increase (decrease) in net assets from operations** | | (1,886,139) | (2,141,649) | (168,728) | (237,579) |
| **Distributions to shareholders:** | | | | | |
| From net investment income | | (71,311) | (67,805) | (20,645) | (33,812) |
| Tax return of capital | | ------- | (11,080) | (3,793) | (6,053) |
| **Total distributions** | | (71,311) | (78,885) | (24,438) | (39,865) |
| **Fund share transactions (Note 3)** | | (297,935) | 138,700 | 707,570 | 680,552 |
| **Total increase (decrease)** | | (2,255,385) | (2,081,834) | 514,404 | 403,108 |
| **Net assets:** | | | | | |
| Beginning of period | | 14,571,568 | 16,653,402 | 10,789,092 | 10,385,984 |
| End of period | $ | 12,316,183 $ | 14,571,568 $ | 11,303,496 $ | 10,789,092 |

| | | International Fund | |
| --- | --- | --- | --- |
| | | Year Ended October 31, 2002 | Year Ended October 31, 2001 |
| **Change in net assets from operations:** | | | |
| Net investment income (loss) | $ | 232,442 $ | 161,336 |
| Net realized gain on investments and foreign currency transactions | | (1,984,989) | (320,215) |
| Net unrealized appreciation (depreciation) on investments and foreign currency translations | | (16,912) | (7,041,648) |
| **Net increase (decrease) in net assets from operations** | | (1,769,459) | (7,200,527) |
| **Distributions to shareholders:** | | | |
| From net investment income | | (202,283) | (190,659) |
| **Fund share transactions (Note 3)** | | (96,180) | 942,583 |
| **Total increase (decrease)** | | (2,067,922) | (6,448,603) |
| **Net assets:** | | | |
| Beginning of period | | 27,655,779 | 34,104,382 |
| End of period | $ | 25,587,857 $ | 27,655,779 |

See Notes to Financial Statements.

## NOTE 1.   SUMMARY OF ACCOUNTING POLICIES

Lord Asset Management Trust (the "Trust") was organized as a Delaware business trust on February 9, 1994, as an open-end diversified management investment company.  The Trust currently has three series of Shares, the Thomas White American Enterprise Fund (the "American Enterprise Fund") that commenced operations on November 1, 1998, the Thomas White American Opportunities Fund (the "American Opportunities Fund") that commenced operations on March 4, 1999, and the Thomas White International Fund  (the "International Fund") that commenced operations on June 28, 1994, collectively referred to as the "Fund".  The investment objective of each Fund is to seek long-term capital growth.  The American Enterprise Fund primarily invests in equity securities of large U.S. companies.  The American Opportunities Fund will also invest in U.S. equity securities, with a focus on mid-size and small companies.  The International Fund will primarily invest in equity securities of companies located in the world's developed countries outside of the U.S.  The following is a summary of significant accounting policies followed in the preparation of its financial statements.

(a)     **Valuation of securities**.  Securities listed or traded on a recognized national or foreign stock exchange or NASDAQ are valued at the last reported sales prices on the principal exchange on which the securities are traded.  Over-the-counter securities and listed securities for which no closing sale price is reported are valued at the mean between the last current bid and asked price.  Securities for which market quotations are not readily available are valued at fair value as determined by management and approved in good faith by the Board of Trustees.

(b)     **Foreign currency translation**.  Portfolio securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at date of valuation.  Purchases and sales of portfolio securities and income items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.  When the Fund purchases or sells a foreign security it will customarily enter into a foreign exchange contract to minimize foreign exchange risk from the trade date to the settlement date of such transaction.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held.  Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized gain (loss) on investments and foreign currency transactions include those gains and losses arising from the sale of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, the differences between the amounts of dividends, and foreign withholding taxes recorded on the Fund's books, and the U.S. dollar equivalent of the amounts actually received or paid.  Net unrealized appreciation (depreciation) on investments and foreign currency translations include the changes in the value of assets and liabilities other than investments in securities at the end of the fiscal period, resulting from changes in the exchange rates.

(c)     **Income taxes**.  It is each Fund's intention to comply with the provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to its shareholders.  Therefore, no provision has been made for federal income taxes.  Distributions to shareholders are recorded on the ex-dividend date.  Income distributions and capital gain distributions are determined in accordance with income tax regulations.

(d)     **Use of estimates**.  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the period.  Actual results could differ from these estimates.

(e)      **Security Transactions and Investment Income.** Security transactions are accounted for on a trade date basis. Interest is accrued on a daily basis and dividend income is recorded on the ex-dividend date, except that certain dividends from foreign securities are recorded when the information is available to the Fund. Realized gains and losses are determined on a FIFO (first in first out) basis.

(f)      **Distributions to Shareholders.** The Funds usually declare and pay dividends from net investment income annually, but may be more frequent to avoid excise tax. Distributions of net realized capital gains, if any, will be distributed at least annually.

(g)      **Securities Lending.** The Thomas White American Enterprise Fund, American Opportunities Fund and International Fund may lend investment securities to investors who borrow securities in order to complete certain transactions. By lending investment securities, a Fund attempts to increase its net investment income through the receipt of interest earned on loan collateral. Any increase or decline in the market price of the securities loaned that might occur and any interest earned or dividends declared during the term of the loan would be for the account of the Fund. Risks of delay in recovery of the securities or even loss of rights in the collateral may occur should the borrower of the securities fail financially. Risk may also arise to the extent that the value of the securities loaned increases above the value of the collateral received. It is each Fund's policy to obtain additional collateral from or return excess collateral to the borrower by the end of the next business day. Therefore, the value of the collateral may be temporarily less than the value of the securities on loan.

Funds that lend securities receive cash as collateral in an amount equal to or exceeding 102% of the current market value of the loaned securities. Any cash received as collateral is invested by the securities lending agent in accordance with pre-established guidelines as set forth in the securities lending agreement. A portion of the interest received on the loan collateral is retained by the Fund and the remainder is rebated to the borrower of the securities. From the interest retained by the Fund, 50% is paid to the securities lending agents for the Thomas White International Fund for its services and 40% is paid to the securities lending agent for the Thomas White American Enterprise and Thomas White American Opportunities Funds for their services. The net amount of interest earned, after the interest rebate and the allocation to the securities lending agent, is included in the Statement of Operations as interest income. The value of loaned securities and related collateral outstanding at October 31, 2002 are as follows:

| Portfolio | Value of Loaned Securities | Value of Collateral |
|---|---|---|
| Thomas White American Enterprise | $3,550,595 | $3,740,624 |
| Thomas White American Opportunities | 2,165,715 | 2,283,239 |
| Thomas White International Fund | 1,520,844 | 1,592,928 |

Each Fund has earned interest income on securities lending (after rebates to borrowers and allocation to the securities lending agent) as follows:

| Portfolio | Net Interest Earned by Portfolio |
|---|---|
| Thomas White American Enterprise | $2,683 |
| Thomas White American Opportunities | 2,489 |
| Thomas White International Fund | 7,498 |

**Note 2. Significant Shareholder.** At October 31, 2002 the Thomas White American Enterprise Fund, Thomas White American Opportunities Fund and Thomas White International Fund had a shareholder who held 82.5%, 59.0% and 67.4%, respectively, of each Fund's outstanding shares. Investment activities of this shareholder could have a material effect on each Fund.

**Note 3. Transactions in Shares of Beneficial Interest** *(All amounts in thousands)*

As of October 31, 2002, there were an unlimited number of $.01 par value shares of beneficial interest authorized. Transactions are summarized as follows:

| | American Enterprise Fund | | | | American Opportunities Fund | | | |
|---|---|---|---|---|---|---|---|---|
| | Year Ended October 31, 2002 | | Year Ended October 31, 2001 | | Year Ended October 31, 2002 | | Year Ended October 31, 2001 | |
| | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount |
| Shares sold | 37,586 | $373,050 | 67,018 | $769,832 | 72,206 | $833,291 | 67,324 | $733,863 |
| Shares issued on reinvestment of dividends & distributions | 0 | 0 | 7,662 | 78,844 | 0 | 0 | 3,225 | 34,803 |
| Shares redeemed | (65,535) | (670,985) | (63,843) | (709,976) | (11,107) | (125,721) | (7,938) | (88,114) |
| Net increase (decrease) | (27,949) | $(297,935) | 10,837 | $138,700 | 61,099 | $707,570 | 62,611 | $680,552 |

| | International Fund | | | |
|---|---|---|---|---|
| | Year Ended October 31, 2002 | | Year Ended October 31, 2001 | |
| | Shares | Amount | Shares | Amount |
| Shares sold | 396,033 | $ $3,782,336 | 527,129 | $ $5,719,801 |
| Shares issued on reinvestment of dividends & distributions | 0 | 0 | 19,209 | 180,179 |
| Shares redeemed | (409,822) | (3,878,516) | (465,088) | (4,957,397) |
| Net increase (decrease) | (13,789) | $ $(96,180) | 81,250 | $ $942,583 |

**Note 4.    Investment Management Fees and Other Transactions with Affiliates**

Each Fund pays a monthly investment management fee to Thomas White International, Ltd. (the "Advisor") at the rate of 1/12% of the Fund's average daily net assets. For the current fiscal year the Advisor has contractually agreed to reduce its management fee for the International Fund, the American Enterprise Fund and the American Opportunities Fund to the extent that the total operating fees exceed 1.50%, 1.35%, and 1.35% of the respective Fund's average daily net assets

**Note 5.    Investment Transactions**

During the year ended October 31, 2002 the cost of purchases and the proceeds from sales of investment securities, other than short-term obligations, were as follows:

| Fund | Purchases | Sales |
|---|---|---|
| *American Enterprise Fund* | $9,964,261 | $10,250,121 |
| *American Opportunities Fund* | 5,231,261 | 4,487,393 |
| *International Fund* | 14,250,147 | 14,044,957 |

At October 31, 2002 the aggregate gross unrealized appreciation and depreciation of portfolio securities, based upon cost for federal income tax purposes, were as follows:

| Fund | Tax Cost | Unrealized Appreciation | Unrealized Depreciation | Net Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|
| *American Enterprise Fund* | $14,554,638 | $451,788 | $(2,605,211) | $(2,153,423) |
| *American Opportunities Fund* | 10,874,533 | 1,651,785 | (1,189,223) | 462,562 |
| *International Fund* | 27,806,394 | 2,765,744 | (4,805,404) | (2,039,660) |

**Distributions to Shareholders**

The Funds will distribute net investment income and net realized gains, if any, at least once a year. The amount of distributions from net investment income and net realized gains are determined in accordance with federal income tax regulations, which may differ from generally accepted accounting principles. These "book/tax" differences are either temporary or permanent in nature and are primarily due to differing treatments for futures and option transactions, foreign currency transactions and losses deferred due to wash sales.

| | Undistributed Ordinary Income | Undistributed Long-term Gains | Unrealized Appreciation/ (Depreciation) | Capital Loss Carryforwards | Total Distributable Earnings |
|---|---|---|---|---|---|
| *American Enterprise Fund* | $884 | $------- | $(2,153,423) | (2,719,137) | $(4,871,676) |
| *American Opportunities Fund* | ------- | ------- | 462,562 | (146,635) | 315,927 |
| *International Fund* | 836 | ------- | (2,039,660) | (2,305,205) | (4,344,029) |

The tax character of distributions paid during the year ended December 31, 2001 were as follows:

| | Ordinary Income | Long-term Capital Gains | Total Distributions |
|---|---|---|---|
| *American Enterprise Fund* | $71,311 | $------- | $71,311 |
| *American Opportunities Fund* | 20,645 | ------- | 20,645 |
| *International Fund* | 202,283 | ------- | 202,283 |

As of October 31, 2002, the Funds had tax basis capital losses, which may be carried forward up to eight years to offset future capital gains. Such losses expire as follows:

| Expiration Date | American Enterprise Fund | American Opportunities Fund | International Fund |
|---|---|---|---|
| 10/31/2007 | $79,601 | ------- | ------- |
| 10/31/2008 | 410,141 | ------- | ------- |
| 10/31/2009 | 1,763,751 | $53,881 | $320,216 |
| 10/31/2010 | 465,644 | 92,754 | 1,984,989 |
| Total | $2,719,137 | $146,635 | $2,305,205 |

## Note 6.    Financial Highlights

| | *American Enterprise Fund* | | | |
| --- | --- | --- | --- | --- |
| | Year Ended October 31, 2002 | Year Ended October 31, 2001 | Year Ended October 31, 2000 | Year Ended October 31, 1999 |
| **Per share operating performance** (For a share outstanding throughout the period) | | | | |
| Net asset value, beginning of period | $ 10.13 | $ 11.66 | $ 12.07 | $ 10.00 |
| Income from investment operations: | | | | |
| Net investment income (loss) | 0.05 | 0.05 | 0.05 | 0.01 |
| Net realized and unrealized gains (losses) | (1.40) | (1.53) | (0.40) | 2.06 |
| | (1.35) | (1.48) | (0.35) | 2.07 |
| Distributions: | | | | |
| From net investment income | (0.05) | (0.04) | (0.06) | ------- |
| From net realized gains | ------- | ------- | ------- | ------- |
| Tax return of capital | ------- | (0.01) | ------- | ------- |
| | (0.05) | (0.05) | (0.06) | ------- |
| Change in net asset value for the period | (1.40) | (1.53) | (0.41) | 2.07 |
| Net asset value, end of period | $ 8.73 | $ 10.13 | $ 11.66 | $ 12.07 |
| **Total Return** | (13.33)% | (12.66)% | (2.90)% | 20.70% |
| **Ratios/supplemental data** | | | | |
| Net assets, end of period (000) | $ 12,316 | $ 14,572 | $ 16,653 | $ 22,114 |
| Ratio to average net assets: | | | | |
| Expenses (net of reimbursement) | 1.34% + | 1.35% + | 1.35% + | 1.35% + |
| Net investment income/loss (net of reimbursement) | 0.49% + | 0.42% + | 0.28% + | 0.23% + |
| Portfolio turnover rate | 69.32% | 87.34% | 67.28% | 4.58% |

+    In the absence of the expense reimbursement for the American Enterprise Fund the ratio of expenses to average net assets would have been 1.55% and the ratio of net investment income to average net assets would have been 0.28% for the current year.

In the absence of the expense reimbursement for the American Enterprise Fund the ratio of expenses to average net assets would have been 1.47% and the ratio of net investment income to average net assets would have been 0.31% for the year ended October 31, 2001.

In the absence of the expense reimbursement for the American Enterprise Fund the ratio of expenses to average net assets would have been 1.39% and the ratio of net investment income to average net assets would have been 0.25% for the year ended October 31, 2000.

In the absence of the expense reimbursement for the American Enterprise Fund the ratio of expenses to average net assets would have been 1.58% and the ratio of net investment income to average net assets would have been 0.00% for the year ended October 31, 1999.

| | *American Opportunities Fund* | | | |
|---|---|---|---|---|
| | Year Ended October 31, 2002 | Year Ended October 31, 2001 | Year Ended October 31, 2000 | March 4, 1999 (commencement of operations) to October 31, 1999 |
| **Per share operating performance** (For a share outstanding throughout the period) | | | | |
| Net asset value, beginning of period | $ 10.67 | $ 10.95 | $ 10.73 | $ 10.00 |
| Income from investment operations: | | | | |
| Net investment income (loss) | 0.02 | 0.03 | 0.04 | 0.02 |
| Net realized and unrealized gains (losses) | (0.13) | (0.27) | 0.72 | 0.71 |
| | (0.11) | (0.24) | 0.76 | 0.73 |
| Distributions: | | | | |
| From net investment income | (0.02) | (0.04) | (0.04) | ------- |
| From net realized gains | ------- | ------- | (0.50) | ------- |
| Tax return of capital | ------- (1) | ------- (1) | ------- | ------ |
| | (0.02) | (0.04) | (0.54) | ------- |
| Change in net asset value for the period | (0.13) | (0.28) | 0.22 | 0.73 |
| Net asset value, end of period | $ 10.54 | $ 10.67 | $ 10.95 | $ 10.73 |
| **Total Return** | (1.01)% | (2.20)% | 7.25% | 7.30% ** |
| **Ratios/supplemental data** | | | | |
| Net assets, end of period (000) | $ 11,303 | $ 10,789 | $ 10,386 | $ 9,931 |
| Ratio to average net assets: | | | | |
| Expenses (net of reimbursement) | 1.34% + | 1.35% + | 1.35% + | 1.35% *+ |
| Net investment income/loss (net of reimbursement) | 0.17% + | 0.31% + | 0.22% + | 0.22% *+ |
| Portfolio turnover rate | 37.50% | 83.34% | 62.14% $ | 3.53% ** |

\*    Annualized    \*\*    Not annualized

(1)    Less than $0.01 per share.

+    In the absence of the expense reimbursement for the American Opportunities Fund the ratio of expenses to average net assets would have been 1.53% and the ratio of net investment income to average net assets would have been (0.01)% for the current year.

In the absence of the expense reimbursement, for the American Opportunities Fund the ratio of expenses to average net assets would have been 1.54% and the ratio of net investment income to average net assets would have been 0.13% for the year ended October 31, 2001.

In the absence of the expense reimbursement, for the American Opportunities Fund the ratio of expenses to average net assets would have been 1.47% and the ratio of net investment income to average net assets would have been 0.11% for the year ended October 31, 2000.

In the absence of the expense reimbursement, for the American Opportunities Fund the ratio of expenses to average net assets would have been 1.70% and the ratio of net investment income to average net assets would have been (0.13)% for the year ended October 31, 1999.

# THOMAS WHITE FUNDS FAMILY
## Notes to Financial Statements
## Year Ended October 31, 2002

|  | International Fund | | | | |
|---|---|---|---|---|---|
|  | Year Ended October 31, 2002 | Year Ended October 31, 2001 | Year Ended October 31, 2000 | Year Ended October 31, 1999 | Year Ended October 31, 1998 |
| **Per share operating performance** (For a share outstanding throughout the period) | | | | | |
| Net asset value, beginning of period | $ 9.27 | $ 11.76 | $ 13.30 | $ 13.58 | $ 13.23 |
| Income from investment operations: | | | | | |
| Net investment income (loss) | 0.08 | 0.06 | (0.01) | 0.07 | 0.15 |
| Net realized and unrealized gains (losses) | (0.66) | (2.49) | (0.05) | 2.32 | 0.93 |
|  | (0.58) | (2.43) | (0.06) | 2.39 | 1.08 |
| Distributions: | | | | | |
| From net investment income | (0.07) | (0.06) | (0.07) | (0.13) | (0.19) |
| From net realized gains | ------- | ------- | (1.41) | (2.54) | (0.54) |
|  | (0.07) | (0.06) | (1.48) | (2.67) | (0.73) |
| Change in net asset value for the period | (0.65) | (2.49) | (1.54) | (0.28) | 0.35 |
| Net asset value, end of period | $ 8.62 | $ 9.27 | $ 11.76 | $ 13.30 | $ 13.58 |
| **Total Return** | (6.28)% | (20.63)% | (1.26)% | 18.78% | 8.64% |
| **Ratios/supplemental data** | | | | | |
| Net assets, end of period (000) | $ 25,588 | $ 27,656 | $ 34,104 | $ 41,665 | $ 57,464 |
| Ratio to average net assets: | | | | | |
| Expenses (net of reimbursement) | 1.50% + | 1.50% + | 1.50% + | 1.44% | 1.42% |
| Net investment income/loss (net of reimbursement) | 0.81% + | 0.51% + | (0.04)% + | 0.46% | 1.13% |
| Portfolio turnover rate | 50.00% | 35.38% | 38.37% | 67.48% | 51.41% |

+ In the absence of the expense reimbursement for the International Fund the ratio of expenses to average net assets would have been 1.74% and the ratio of net investment income to average net assets would have been 0.57% for the current year.

In the absence of the expense reimbursement for the International Fund the ratio of expenses to average net assets would have been 1.66% and the ratio of net investment income to average net assets would have been 0.35% for the year ended October 31, 2001.

In the absence of the expense reimbursement for the International Fund the ratio of expenses to average net assets would have been 1.52% and the ratio of net investment income to average net assets would have been (0.06)% for the year ended October 31, 2000.

## 2002 Report of Independent Accountants

To the Board of Trustees and Shareholders of
Lord Asset Management Trust

In our opinion, the accompanying statements of assets and liabilities, including the investment portfolios, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Thomas White American Opportunities Fund, the Thomas White American Enterprise Fund and the Thomas White International Fund (constituting the Lord Asset Management Trust, hereafter referred to as the "Trust") at October 31, 2002, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended and the financial highlights for each of the periods from October 31, 1999 through October 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trust's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2002 by correspondence with the custodian, provide a reasonable basis for our opinion. The financial highlights for the period ended October 31, 1998 were audited by other independent accountants, whose report dated November 18, 1998 expressed an unqualified opinion on those financial highlights.

PricewaterhouseCoopers LLP

December 1, 2002
Chicago, Illinois

*THOMAS WHITE FUNDS FAMILY*
**Trustee Disclosure**
**OCTOBER 31, 2002**

| **Name, Address and Age** | **Positions held with Funds** | **Length of Time Served** | **Principal Occupation During Past Five Years** | **Number of Portfolios overseen by Trustee** | **Other Directorships Held by Trustee** |
|---|---|---|---|---|---|
| Thomas S. White, Jr.* 440 S. LaSalle St. Suite 3900 Chicago, IL 60605, 59 | Trustee, President | 8 years | Chairman of ***Thomas White International, Ltd.*** | 3 | |
| Douglas M. Jackman 440 S. LaSalle St. Suite 3900 Chicago, IL 60605, 36 | Vice President and Secretary | 6 years | Analyst and Senior Vice President of ***Thomas White International, Ltd.***; | 3 | |
| David M. Sullivan II 440 S. LaSalle St. Suite 3900 Chicago, IL 60605, 30 | Treasurer | 2 years | Treasurer of the ***Thomas White Funds***; Portfolio Analyst and Fund Accountant of ***Thomas White International, Ltd.*** | 3 | |
| Jill F. Almeida 1448 N. Lake Shore Dr. Chicago, IL 60610, 51 | Trustee | 8 years | Retired; former Vice President, Security Pacific Bank | 3 | |
| Nicholas G. Manos* 53 W. Jackson Blvd. Suite 528 Chicago, IL 60604, 77 | Trustee | 8 years | Attorney (of counsel), Gesas, Pilati & Gesas, | 3 | |
| Edward E. Mack III 55 East Jackson St. Chicago, IL 60604, 57 | Trustee | 8 years | Chairman, Mack & Parker, Inc. (Principal Business – Insurance) | 3 | Director – Mack & Parker, Inc. |
| Elizabeth Montgomery 1448 N. Lake Shore Dr. Chicago, IL 60610, 59 | Trustee | 1 year | Retired | 3 | |

***THOMAS WHITE FUNDS FAMILY***
**Trustee Disclosure**
**OCTOBER 31, 2002**

| Name, Address and Age | Positions held with Funds | Length of Time Served | Principal Occupation During Past Five Years | Number of Portfolios overseen by Trustee | Other Directorships Held by Trustee |
|---|---|---|---|---|---|
| John N. Venson 310 Meadowlake Ln. Lake Forest, IL 60045, 53 | Trustee | 8 years | Doctor of Podiatric Medicine | 3 | |

\* Mr. Manos is Thomas White's father-in-law.